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Part I -- Notification

02010053

Each Page Numbered

1 - 118

Original Signatures

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PART ONE NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

1. NORMAN L. NIXON — CEO and Chairman of the Board
   2534 FRUIT TREE DR. — Phone: 941-953-4567 941-586-7178
   SARASOTA, FL 34239
   freedomship@comcast.net

2. JOHN FRIES — Secretary and Board Member
   2227 RIVER RIDGE DR.
   SARASOTA, FLORIDA 34239
   john.fries@freedomship.com

3. PAUL KIDWELL — Engineer, Construction Manager, and Board Member
   1444 HOUNDS HOLLOW COURT
   LUTZ, FLORIDA, 33549
   paul.kidwell@freedomship.com

ITEM 2. APPLICATION OF RULE 262

(a) None of the persons identified in Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. AFFILIATE SALES

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

(a) There are no jurisdictions in which the securities are to be offered by underwriters, dealers, or salespersons.

(b) The shares are to be offered by FSI on the issuer's web site, www.freedomship.com, and by seminars conducted by the issuer. Initial state registrations will be with Arkansas, Florida, New York, Virginia, New Jersey, Michigan, California, Arizona, Georgia, Alabama, Nevada, Washington, Oregon, Texas, and Illinois. FSI also anticipates significant sales overseas. If it is necessary to file in other states to sell out the offering, this will be done.

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ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

1. Fred Edward Wichman

   P.O. Box 610

   Key West, FL 33041

   10,000 shares of Class A stock were sold direct by Freedom Ship International, Inc to Mr. Wichman for 50 cents per share. The stock was sold per Regulation D promulgated under the Securities Act of 1933 as amended.

2. Larry Adams

   P. O. Box 3,

   Ehrenberg, AZ 85334

   150,000 shares of Class A stock were sold direct by Freedom Ship International, Inc to Mr. Adams for 25 cents per share. The stock was sold per Regulation D promulgated under the Securities Act of 1933 as amended.

   5,000 additional shares were given to Mr. Adams for no charge to partially reimburse him for expenses he incurred to finance a presentation to an investment club of "qualified investors."

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS

The issuer is currently contemplating an Initial Public Offering subsequent to, and contingent upon, the successful implementation of the Regulation A offering and the securing of a requisite level of venture capital. But no offering documentation is presently under work.

ITEM 7. MARKETING ARRANGEMENTS

(a) There are no marketing arrangements of any nature or for any purpose known to the issuer or to any other persons.

(b) There are no underwriters associated with this offering.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAME IN OFFERING STATEMENT

No expert is named in the offering statement.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT

No publication authorized by Rule 254 was used prior to the filing of this notification.

Part II --- Offering Circular

Please note the detailed Table of Contents on the first page inside the front cover

Freedom Ship International, Inc.
1802 E. Busch Boulevard
Tampa, Florida 33612 USA

Phone: 903-626-6027, 941-953-4567, or 903-388-1905
Fax: 941-952-1803

541330 — (Primary Industrial Classification Code Number)

59-3596929 — (Federal Employer ID Number)

Offering Memorandum Date: February 27, 2002 Approx. Date of Sale: April 10, 2002

Freedom Ship International, Inc. (FSI) is offering 3,550,000 shares of Class A Common Stock in five categories having the number of shares and per share prices as displayed in the table below. This is a "best efforts" offering with a maximum value of $5,000,000 and no minimum. This Offering will terminate when sales reach $5,000,000, when terminated by the company, or on March 1, 2003. These securities are offered pursuant to an exemption from registration designated Regulation "A."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

No. of Shares per Category	Price to the Public	Commissions	Net Proceeds to FSI (1)
Category 1 - 1,000,000	$1.00 / Share	0	$1,000,000
Category 2 - 800,000	$1.25 / Share	0	$1,000,000
Category 3 - 700,000	$1.50 / Share	0	$1,050,000
Category 4 - 600,000	$1.75 / Share	0	$1,050,000
Category 5 - 450,000	$2.00 / Share	0	$ 900,000
Total 3,550,000 shares		0	$5,000,000

(1) The issuer estimates he will bear out-of-pocket selling, accounting, and legal expenses of approximately $100,000. The minimum sale will be for 1,000 shares of stock. If, in the future, it appears advantageous to the survival and success of the company, the company may offer brokers the opportunity to sell this stock at a commission rate of no more than 10%, after making the necessary revision to this documentation.

GENERAL CAUTIONS

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE ITEM 3 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING MEMORANDUM CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING MEMORANDUM.

THIS MEMORANDUM IS AN OFFER TO SELL SECURITIES ONLY IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. IT SHOULD NOT BE CONSIDERED AN OFFER IN ANY STATE, COMMONWEALTH, POSSESSION, COUNTRY, OR OTHER JURISDICTION WHERE IT IS UNLAWFUL UNDER THE LAWS OF THAT JURISDICTION TO MAKE SUCH AN OFFERING.

The issuer can sell these securities only to investors who reside in states in which The Offering has been approved by their state. Due to the cost and paperwork, we do not plan to request approval from all states, at least not initially. FSI cannot reserve, hold, or guarantee any potential purchaser stock based on a future approval by the jurisdiction in which the potential purchaser may reside.

Sales to foreign countries will depend on the policies of the country involved.

State of Florida Regulations associated with the liability of the holders of a corporation's common stock.

In the State of Florida, common-stock shareholders are not liable for any actions by the corporation.

TABLE OF CONTENTS

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ITEM 2. DISTRIBUTION SPREAD

The distribution of the number of shares to be sold versus the sales price is shown on page one.

The issuer plans to sell these shares directly to the public without the use of selling agents, therefore, no commissions, fees, or similar payments are associated with this Offering.

FSI anticipates out-of-pocket selling, accounting, and legal expenses of approximately $100,000 to be borne by the issuer. If, in the future, it appears advantageous to the survival and success of the company, the company may offer brokers the opportunity to sell this stock at a commission rate of no more than 10%, after making the necessary revision to this documentation.

This Offering is on a first-come, first-serve basis. FSI will make no sales or commitments of any nature to a potential purchaser until the securities commission of the state in which the potential purchaser is a resident has approved the offering.

The 3,550,000 shares of class "A" common stock offered hereby are being offered by FSI, and no FSI stockholders are offering to sell shares. FSI will receive all proceeds from the sale of the shares offered hereby, after selling expenses are deducted.

ITEM 3. SPECIFIC RISK FACTORS AND DILUTION

This offering contains certain forward-looking statements involving risk and uncertainty such as statements of the company plans, objectives, expectations, and intentions. The cautionary statements made in this offering are applicable to all such forward-looking statements wherever they appear herein. The actual operating results of FSI could differ materially from those presented. Factors that could cause or contribute to such differences include those discussed immediately following, as well as those discussed elsewhere in this Offering Memorandum. Should one or more of these factors turn out unfavorably, the trading price of our common stock could decline or the company could fail, in which case an investor could lose a substantial part or all of the monies paid to purchase company stock.

In addition to other information set forth in this offering, the specific risk factors discussed immediately following should be considered carefully as you evaluate the company and its proposed venture and before you consider purchasing shares of the common stock offered hereby.

(a) Risk Factors

1. We Have No Prior Operating History

FSI is a development-stage company with no prior operating history. It is proposing to create and operate a unique and unprecedented enterprise, therefore, this offering inherently involves a high degree of risk.

2. Our Business Concept is Unproven

The concept of a mobile, floating, large-scale, luxurious, full-spectrum residential, commercial and resort community, continually circumnavigating the world, is novel and unproven. No such community exists. There can be no assurance that an adequate market exists for the concept or that such a market will develop.

3. We Will Require Substantial Additional Financial Resources Beyond This Offering

We estimate it will cost approximately $11 billion to construct *Freedom Ship*. Our goal is to obtain funding through a combination of venture capital and public equity offerings, export loans from one or more countries, and commercial loans. We believe that the proceeds from the shares offered hereby will be sufficient to finance the basic set up, and temporary manning of the construction site, but these proceeds will be only a small fraction of the funding required in order to continue and complete construction and to fully staff and operate the corporation.

4. Continued International Terrorism Could Reduce Interest in Our Concept

Recent acts of international terrorism have resulted in reduced cruise bookings. A failure of the community of nations to rein in the threat of such acts, or a public perception that this has not been done, could negatively impact marketing of the *Freedom Ship* community.

5. The ship does not meet all current existing Marine Registration Requirements

Rules and regulations for registration are based on the types of vessels that have been constructed in the past. These rules have changed over the years as shipbuilding technology has evolved.

It is not unusual to make changes in building codes; in fact it is an ongoing process to make necessary changes as technology advances. FSI will select an agency that has demonstrated the technical expertise and ability to accommodate shipbuilding advances expected in the *Freedom Ship*. FSI will be working with the regulatory agency throughout the shipbuilding process and will accommodate design changes where appropriate to enhance safety. Registration is considered a relatively minor problem, since the ship will far exceed all existing codes in the 3 most important categories; structural integrity, fire safety, and redundancy in flotation cells. It is, however, mandatory that every possible risk be defined and there is no guarantee that FSI will receive all the approvals required to build the ship.

6. No Market for the Stock

There is no current market for the class "A" common stock offered in this document. We can make no assurances that any market will develop for this stock. Consequently, an investor must be capable of bearing the economic risk of an investment in the company indefinitely.

7. Substantial Dilution

Investors purchasing shares in the offering incur immediate and substantial dilution in the net tangible book value per share. See "Dilution."

8. Regulatory Factors

There are numerous regulatory factors associated with a project of this magnitude and its international connections. There may be regulations in place in some country, or there may be some regional or international entity that may hamper or prevent the construction or operation of *Freedom Ship*. There may be future regulations put in place that may be detrimental to *Freedom Ship*.

9. Unknown Factors

Although the *Freedom Ship* design utilizes only existing and well proven technologies, it does so in innovative ways. As a result, we could encounter unanticipated technical problems that could delay the project or increase its cost. We believe our design is fundamentally sound and practical, and that our engineering expertise will permit us to overcome any such problems; however, we cannot guarantee that this will be the case. No construction drawings have been produced and only a very small percentage of the total design has been completed.

10. External Economic Developments Could Significantly Affect Our Economics

We believe, but cannot guarantee, that our estimates of construction and operating costs are conservative, nonetheless, these estimates may prove inadequate, and other unforeseen expenses may arise. Over the several years required to complete construction, unfavorable changes in economic factors such as commodity prices, labor costs, and interest rates could adversely affect our financial projections.

11. Natural and Unforeseen Disasters

The construction site will be evaluated for safety and security. Security of the shipyard will be commensurate with other large-scale construction projects. Due diligence will be conducted while evaluating foreseeable threats. Acts of nature, forces, or causes beyond its reasonable control, including, without limitation, equipment failures, electrical power failures, strikes, labor disputes, riots, insurrections, civil disturbances, shortages of labor or materials, fires, floods, storms, explosions, acts of God, war, governmental actions, orders of domestic or foreign courts or tribunals, non-performance of third parties may prevent success of the project.

(b) Dilution

FSI has set aside 50 million shares of stock (Stock Incentive Pool) as an incentive for the founders and others who make significant contributions to the project. FSI management strongly believes in rewarding achievement. The founders, the officers, and all supervisory personnel will receive only modest salaries until the ship is operational. Their major compensation will be from the stock they are issued, and property they have been granted on the ship. The major rewards for everyone involved will come after the ship is constructed and operational.

After this offering is completed, Norman Nixon will own 82% of all outstanding Class "A" Common Stock. All other stockholders to date will own a total of 8%. There is little, if any income expected after the sell out of this offering.

There will be significant income only when the ship is constructed and operational. At that point in time, Norman Nixon will own 21% of all outstanding Class "A" Common Stock.

Since 50 million shares of stock have been set aside (Stock Incentive Pool), as all of the stock that will be granted to anyone other than those who purchase stock, it is mandatory that we use this number to properly define the dilution associated with this offering.

FSI total assets were $21,874.13 per the December 2001 Financial Statement found at the end of this document. The policy in the past has been for the founders and a few qualified investors to continue to deposit enough funds into the FSI bank account to pay the bills necessary to keep the project moving forward. It is our goal to move the project toward total self-sufficiency, and then to become a profitable, dividend-paying corporation.

	Number of shares of class A stock	Percentage	Consideration Amount	Percentage	Average price Per Share
Present and Future reserved stock (Stock Incentive Pool)	50,000,000	93.37%	$350,000	6.54%	$0.007
New purchasers per this offering	3,550,000	6.63%	$5,000,000	93.46%	$1.41
Total	53,550,000	100%	$5,350,000	100%	

Average offering price per share..$1.41

Net tangible book value per share as of Dec. 31, 2001...$0.000437

Increase per share attributable to new investors............$0.093371

Net tangible book value after this offering..$0.093808

Dilution per share to new investors...$1.316629

One outstanding stock option has been granted to an outside party in exchange for services provided to the project. This is an option to purchase 36,000 shares of stock for $18,000. If this option is exercised, the stock will be taken out of the "Stock Incentive Pool" so it will not dilute the new stock purchaser's calculated equity.

ITEM 4. PLAN OF DISTRIBUTION

One method of distribution will be through seminars. Members of management will present the information contained in this offering document. FSI officers will also attend seminars set up by investment groups who wish to learn about the venture.

Another method of promoting this Offering will be through the FSI web site, www.freedomship.com. A notice will be posted on the web site when this Offering is underway.

FSI expects to benefit from word-of-mouth promotion by the large numbers of supporters around the world who have expressed an interest in seeing the venture succeed.

Distribution of this document does pose a problem. The *Freedom Ship*'s strongest asset, international interest, becomes a handicap in this situation. If this document is given away free of charge, it is possible that FSI could receive more than 100,000 requests for copies. With printing and distribution costs at more than $50 per copy, FSI would spend the full $5,000,000 on distributing this document. A large number of copies would be distributed to curious people or members of the press who wish to write articles, or those who wish to purchase units on the ship, few of whom may have any serious interest in purchasing stock. Therefore the major distribution must be done through a web site. FSI will do everything in its power to ensure that this document is downloaded in its entirety and in this format. A number of these documents will be produced and given away at the seminars.

There is no minimum number of shares required to be sold before FSI is permitted to start using the funds for operational purposes. As such, there will be no return of funds to subscribers of the Offering regardless of the number of shares sold. All share-sales proceeds will go to the operation of the company to be used for the purposes described in Item 5 directly following.

ITEM 5. USE OF PROCEEDS

We intend to use the proceeds of this Offering as outlined in the following table. We believe that the table accurately and realistically represents the nature of our expected expenditures. Because of the uncertainty inherent in predicting the future, the actual timing or character of specific items may vary from those listed, based on the Company's then current needs. FSI's present expense items that will continue throughout the fund raising efforts include rent, lease payments, communications, utilities, office equipment, postage, printing, travel expenses, and miscellaneous expenses.

Realized Proceeds	Use of Realized Proceeds
$400,000	Salaries for a secretary, an executive assistant, and the CEO, Mr. Nixon. Travel to seminars, sales, and financial meetings. Printing of brochures.
$800,000	Initiate job-site preparation: Place 2 engineers and 1 corporate officer on the payroll to design and supervise job site construction. Build fences and roads; install generators, and a water system. Hire 20 local employees. Initiate interior layout and architectural work on the ship.
$1,000,000	Continue job-site preparation: Start construction of sales office, engineering office, cafeteria, & maintenance buildings. Add one engineer and one corporate officer to the payroll. Increase local employment to 60 people. Set up seminars in various countries to raise additional funds. Pay off legal costs of $20,000. Purchase additional material & equipment for job site. Construct a new model of the ship.
$1,700,000	Continue job-site preparation: Construct housing facilities. Increase job site payroll to 80 people. Travel expenses to meet financial organizations. Add VP of Finance and 2 more engineers to the payroll.
$2,400,000	Expand job site: Continue construction of buildings. Increase local job site payroll to 100 people. Add 2 more engineers and 1 corporate officer to the payroll. Install a satellite link and a phone system to the USA. Install cameras around the job site and put the pictures on our web site so people from around the world can see the progress of *Freedom Ship*.
$3,000,000	Add 2 architects and 2 engineers to the payroll. Complete construction of engineering office, and housing facilities. Start landscaping. Increase local payroll to 120 people. Purchase 10,000,000 shares of stock from Mr. Nixon for $200,000 as explained in Item 10.
$4,000,000	Hire marketing personnel, a scheduling engineer, and a certification engineer. Build office and meeting facilities for visiting customers, investors, contractors, and part-time employees. Complete construction of sales office. Construct a seminar/meeting building.
$5,000,000	Intensify efforts to raise venture capital and hold a public stock offering. As soon as additional funding is imminent, hold a Ground Breaking Ceremony for the initiation of *Freedom Ship* construction. Invite all investors, customers, and members of the press from around the world.

ITEM 6. DESCRIPTION OF BUSINESS

A. Narrative description of business

Freedom Ship International, Inc. ("FSI") was incorporated in September 1999, under the laws of the state of Florida, for the purposes of constructing and operating one or more mobile, floating, large-scale, luxurious, full-spectrum residential, commercial, and resort communities that will continually circumnavigate the world.

For the past eight years, FSI founders have been involved in engineering design, feasibility and marketing studies, construction site searches, financial analyses, and extensive promotional activities. Over $500,000 and approximately 15,000 man-hours have been invested in those efforts. Four of the founders are currently putting in full-time hours at no pay. The only salaried employee is a secretary. In addition, over 100 individuals are voluntarily contributing their time and money on a part-time basis.

As a result of these efforts, we now believe that implementing this concept is an attractive business opportunity. We believe that an adequate market exists for the unique lifestyle opportunities such a community will offer and we believe that creating and operating such a community is technically, practically, and economically feasible. FSI earnings should include a one-time profit (for each ship constructed and sold) from the excess of onboard-property-sale proceeds over construction costs and a continuing profit from community operations. Plans call for the production of ongoing proceeds under third party contracts, of other large floating structures such as oil drilling and production platforms, casinos, hotels, and additional Freedom Ships.

Our community will offer all of the amenities found in a modern city, including a large state-of-the-art Western-medicine hospital and an alternative-medicine center using the latest procedures from around the world, a kindergarten-through-college school system, and an international library. It will also feature resort amenities such as casinos, conference centers, and a wide array of athletic and recreational facilities, restaurants, and entertainment sites. It will include about 200 acres of open-air space, most of which will be landscaped parkland, about half of which will be for the use of residents only. The ship's average population will be over 100,000 persons, consisting of 40,000 residents from around the world, 15,000 hotel guests, 20,000 employees, and as many as 30,000 visitors per day.

Residents will own one or more of the 18,000 living units they select from 50 models currently priced at $160,000 to $7 million, or from a small number of premium suites currently priced up to $44 million. The community will also include 2700 timeshare units, each with 25 two-week slots. The community will feature a duty-free shopping mall of 1,000 to 3,000 privately owned and operated shops. About 20 percent of the shops will be in the interior half of combination residential-commercial units, with waterfront residences in the other halve. Retailing and world trade will predominate, but we expect some light manufacturing and assembly operations as well. A small number of major enterprises such as hotels, casinos, and banks, will operate under license from FSI. In addition, hundreds of residents will run personal service businesses in areas such as health care, media, education, fitness, touring, counseling, consulting, and arts and crafts instruction. FSI will own and operate a small number of onboard businesses including the central utilities, a casino, a bank, ship-to-shore and onboard transportation systems, a supermarket and bakery, a home-supplies store, an employee-leasing service, and a realty service.

We believe that the intellectually and culturally stimulating nature of the community, its recreational richness, and its business opportunities will, alone, be sufficient to create exceptional lifestyle opportunities for the residents. It is, however, the community's mobility that adds a dimension that makes these opportunities positively unique. The community will travel around the globe over a fixed, two-year route, never leaving international waters. It will spend about 30% of its time in transit, and 70% of the time standing offshore points of touring and business interest. A fleet of aircraft and watercraft will ferry people from the ship to the shore around the clock. This means residents will not be confined to the community. They will be only minutes away from a continually changing variety of onshore sites of interest—the ultimate "mobile home."

We have named the vessel that will carry this community "*Freedom Ship.*" Its 4500-foot length and three-million-ton displacement is three times longer than the existing record held by a 1500 foot oil tanker that displaces 0.56 million tons. This mammoth size is a direct result of our determination of the minimum population required to make the community economically viable and self-sustaining, as well as sufficiently livable and spacious to make it attractive and comfortable to the residents.

The vessel will have a flat-bottomed base divided into more than 600 watertight cells. All passenger activity will take place in a 25-story, above-deck superstructure erected on the base. The construction method used to build *Freedom Ship* will be land-based steel-fabrication, rather than typical shipbuilding procedures. Sections of the base will be fabricated on shore, and then floated offshore to be bolted together in the water. The glass and steel superstructure will be erected above the base; using standard land based high-rise construction methods. The top deck of the superstructure is expected to support a 4000-foot-long dual runway, with hangar space available for private aircraft. The maximum size of aircraft suitable for this airport will be a 38-passenger STOL turbo prop. A marina will serve the ship's ferries plus 60-100 privately owned watercraft.

Since fixed wing aircraft are safer and much less expensive to operate than helicopters, including an airport runway in the design is not only feasible, but also reasonable. The fixed wing planes can travel longer distances and carry more passengers. Many prospective residents own aircraft and wish to store them in the aircraft hangar. Without fixed wing aircraft, there would be no air transportation for the majority of the population of *Freedom Ship* unless they can afford the luxury of chartered helicopters. There also would not be an on-board flight school and all mail would have to come by water. Air-freight provides an additional option to pick up fresh fruits and vegetables on a daily basis. Much of the ship re-stocking will be conducted by the local ferryboat service. The ferry service could do the entire job, but we would have to do without some of the special foods we could bring in fresh daily from long distances by air.

If at any point in the design, it is found to be impossible to keep the aircraft noise out of the living units or if there are any safety problems with the aircraft, the runway will be eliminated and the ship will operate with helicopters for air transportation. The remainder of the top deck would probably be turned into a tree and grass covered Wilderness Park.

Freedom Ship's unique cellular-base design, together with its dimensions, will give rise to a high degree of safety and stability. The ship will have little pitch and roll, even in heavy seas, and it will be significantly more stable than an ocean liner with a traditional hull. Multiple engines, in redundant numbers, will supply locomotive and utility power, virtually eliminating the possibility of a power outage. The design is also highly economical, allowing onboard property selling prices and fees to be competitive with comparable land-based properties.

The ship's exterior decks will be used to house all elevators, stairways, and utilities that pass from floor to floor. This permits the ship to be constructed with a 4-hour firewall between most of the floors with no openings in the firewall. The stairways are outside where there will be no smoke from fire. The outside elevators will continue to operate even if a fire breaks out in the main body of the ship. This gives us a fire rating that probably exceeds that of any other ship or any land based high-rise building.

The ship will meet all international marine safety requirements. In the three most critical areas, structural integrity, fire safety, and redundancy in flotation cells, *Freedom Ship* will exceed all existing codes.

We have designed *Freedom Ship* to be an environmentally friendly showcase. Lacking ballast tanks, it will not discharge bilge water, nor will it dump other materials into the sea as cruise ships, and others, currently do. Electrical incineration toilets will eliminate sewage and sewage spills. Glass, plastic, metal, and paper will be recycled. The large amount of storage space available on the ship will make it possible to store such materials until the ship reaches a port where they can be sold. High-grade electrostatic air filters in every residential and commercial unit, and in all interior spaces, will eliminate airborne bacteria, viruses, dust, and pollen. We believe the community will exceed the requirements of any existing or likely future, environmental regulations governing such matters. We estimate that each family who moves to the ship will reduce their present waste contributions to dumps and other depositories by about 2,000 pounds per year. *Freedom Ship* will make a significant contribution to reducing the existing per capita rate of environmental pollution.

From a legal standpoint, our community will be a sea vessel. Just as is the case for any and all sea vessels, ours will be subject to international maritime laws and regulations, as well as the applicable laws of the vessel's flag country.

B. Accomplishments and Status

The major to-date accomplishments and current status of the company are:

1. Project Development and Engineering Design

A cadre of professionally licensed engineers, businessmen, doctors, lawyers, and professionals from many other fields have put in more than 15,000 man-hours over the past eight years in concept development, feasibility studies, engineering design, marketing studies, construction-site searches, and financial analyses. These efforts have resulted in a fully defined and validated concept, as well as a feasible business plan.

We have completed the preliminary engineering design for the vessel, including its components and structure, physical layout, materials of construction, motive power and control systems, and its utility systems. Every design parameter exceeds all existing safety and stability standards.

2. Marketing Research and Sales Planning

We have evaluated the market for our concept via an intensive, multi-media promotional program (see "Promotional Activity" following). The resulting worldwide interest in, and enthusiasm for, the concept makes us confident that there is a more than an adequate market to make the endeavor a success. Because of uncertainties regarding when construction will commence, we have so far viewed binding property sales as premature and have not

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aggressively pursued such sales. Many of the potential buyers are entrepreneurs who wish to participate in the community's commercial sector.

For the past two years, we have been working, on an informal basis, with ERA Mount Vernon Realty Co., Inc., a franchisee of ERA Franchise Systems, Inc., which maintains an international real estate, condominium, resort and time-share sales referral system. ERA encompasses a professional sales organization of approximately 50,000 associates in 40 countries. We believe that we will be able to reach a favorable, long-term formal agreement with ERA for them to serve as our primary property sales agent, should we conclude, at some future point, that such an arrangement would be beneficial.

3. Promotional Activity

We began publicizing our concept four years ago and have expended a great deal of effort since then creating a global awareness of *Freedom Ship,* which in turn has permitted us to evaluate the market place. The venture has been featured on more than 2000 radio stations, in more than 15 languages. Many such airings have included interviews and discussions with FSI executives. *Freedom Ship* has also been featured on an estimated 1000 television stations, highlighted recently with coverage by CNN Headline News. More than 120 magazines around the world have published feature stories about the ship. An extensive article in the February 1998 issue of Popular Mechanics and a six-page article in the September 30, 2000 issue of the French science magazine Le Figaro have been particularly noteworthy. We were featured on the cover and given a four-page article in the November 2000 issue of a major scientific magazine in Denmark, Illustrert Vitenskap. Major magazine articles have recently appeared in Germany, Sweden, Norway, Portugal, England, Austria, and Switzerland. We have been featured in more than 1,000 newspapers in most countries throughout the world. Most of the magazines and newspapers that have covered us have asked to be kept up to date on our activities so they can follow up with additional articles on our progress.

We have received several requests from video production companies for the exclusive right to chronicle our endeavor through to its completion and early operations. We have denied all requests for exclusivity, but plan to negotiate the sale of these rights in the near future. These firms continue to do short stories about us. The Learning Channel did a short segment on us that brought us tremendous exposure. National Geographic has also shown some interest in filming our project. The Discovery Channel produced a 2-hour special on future construction projects that featured the *Freedom Ship* for about 30 minutes. The Discovery Channel interviewed several of our executives, engineers, and property buyers. They filmed the 12-foot model of the Freedom Ship, prepared some extensive graphics, interviewed several experts in the field, and recorded our January 12, 2002 seminar entitled "Meet the Management." The Discovery Channel named this movie "Engineering the Impossible." This program first aired on February 25, 2002. The public response has been incredible. The program has brought us thousands of people requesting the opportunity to purchase space on the ship. Two other construction projects were featured on this program as well, however, Freedom Ship exceed the popularity of the other two projects by more than 20% per the Discovery Channel poll results.

This has been our experience ever since we went public with this concept. *Freedom Ship* gets the lion's share of attention and interest at every place we give a presentation. We are now getting more requests for interviews and speaking opportunities than we have the time to fulfill.

We were recently told that it was unheard of for a group of part-time people to generate the type of worldwide excitement and interest we have generated. If this Offering is successful, we can move into the *Freedom Ship* project on a full-time basis and promote the project the way it should be promoted. We believe that the tremendous interest we have generated combined with the large amount of money that can be made will combine to open the doors to the financing we require to make it happen.

We have received inquiries from people who wish to use the *Freedom Ship* name and image on products they are manufacturing or new products they wish to manufacture, such as a model of *Freedom Ship*. We plan to hold meetings with these people to discuss license agreements. We believe we can raise some operating funds from these sources, but in order to stay on the conservative side of our predictions, we have not included any such income in the financial section of this proposal.

We estimate that the worldwide print space and air-time we have enjoyed to date would have cost us tens of millions of dollars to purchase. Our informal survey indicated that *Freedom Ship* is one of the top five most recognized ship names in the world. We are confident that once we start construction, we will quickly move up to the top two, and when we approach completion, we should capture the number one spot.

Visits to our web site, www.freedomship.com have increased steadily, climbing from an average of 30 visitors per day in 1998, to 400 in 1999, to well over 1,000 today. Our hits for the month of February, 2002 were 657,213 and total visits were 48,348. Our web site contains substantial information, including an overview of the venture, design information, community features, status reports, onboard-property pricing, employment, and onboard business opportunities. This web site will continue to be developed as this project progresses through construction as well as during the operational life of the ship.

There are currently over forty, third party web sites, that feature the *Freedom Ship* and provide a link to www.freedomship.com.

We continue to give radio interviews. A recent interview on a station in Atlanta, Georgia, brought us about 2,000 additional web site visitors in one day. Interviews on the Spike O'Dell show on WGN in Chicago always bring about 5,000 additional web site visitors. Mr. O'Dell has interviewed us on three occasions during the past two years.

FSI executives have appeared at numerous seminars and conventions, and maintained a presence at major boat shows. Thousands of copies of our information brochure, and 20,000 copies of an illustrated color flyer, are in circulation around the world.

4. Construction Site

Over the past three years, we have conducted an intensive search for the most appropriate location to build the ship. A number of countries expressed an interest in serving as the construction site. We visited sites in The Republic of Ireland, Northern Ireland, The UAE, Australia, New Zealand, Honduras, and Belize. We met with the responsible officials and discussed the terms and conditions associated with each site.

In November 2000 we executed a 30-year lease (with options for two additional 30-year terms) for 70 acres in Honduras. The leased parcel features 2,000 feet of waterfront deep within a protected bay. The site is superbly fitted to our needs. The lease agreement provides all the terms and conditions we require.

We are still evaluating a comparably attractive site in Belize. We plan to make a firm decision by the time we have raised $700,000 through this Offering.

5. Financial Considerations

The costs of constructing and operating the *Freedom Ship* community are the determining factors as to whether the venture will be economically feasible, competitive in the marketplace, and attractively profitable. Thus, we have spent considerable time and effort in creating an economical design that does not sacrifice function, as well as making detailed estimates of what it will cost to bring the ship to full operational status. We believe our estimated costs are realistic, conservative, and will allow us to successfully market our product and create a profitable business enterprise.

C. Plan of Operation for the Next 18 Months

Our efforts in the immediate future will be concentrated on raising capital. Phase two of our fund raising efforts will be to obtain $53 million from venture capital investors. If we succeed in this pursuit, then as soon as practical after securing those funds, we plan to hold an Initial Public Offering (IPO) of $800 million, followed by additional offerings of $320 million over a period of several months. We cannot predict the timing of these steps.

We expect that the proceeds from the Regulation A Offering will allow us to construct and furnish office and engineering buildings and a visitor reception facility. It will allow us to purchase the equipment required for this construction and furnishings. It will allow us to hold a "grand opening" for world media and others to kick off and celebrate the start of ship construction.

Once we have secured venture capital and are confident that an IPO will be forthcoming, we will arrange for the labor and materials that will let us initiate construction as early as site readiness and available capital permit. This will include recruitment, hiring, and training of construction workers and supervisors, and negotiating supply contracts with vendors.

We estimate it will take us 38 months from the start of construction until the ship is fully operational, with 60% of its residential units completed. An additional three months will be required to complete the remaining 40% of the units. During the construction period, we will build the corporate organization, establish the supplier network, and make the other arrangements that will be required for full operation.

D. Common Misperceptions

Freedom Ship is novel and complex, and public misperceptions about it can arise. Listed below are some of the most common misperceptions.

1. <u>Misperception</u>: The primary focus of the project is to build a big ship.

<u>Facts</u>: The primary focus of the project is to create a community that offers unique life-style opportunities. *Freedom Ship* will be the world's first mobile community. It will provide an international, cosmopolitan, full-spectrum, residential, commercial, and resort city that circles the globe once every two years. It will offer a wide array of novel opportunities for business ownership, travel, and daily living. The ship is as large as it is, simply because that is the minimum size required to make the community economically self-sustaining and a desirable and attractive place to live.

2. <u>Misperception</u>: The project is an attempt to create a new country.

<u>Facts</u>: As is the case for every sea vessel, *Freedom Ship* will be subject to international maritime law and the laws of the country whose flag it flies. It will operate under the same rules and regulations as a cruise ship. The *Freedom Ship* community will strictly adhere to established international legal principals. There is no intent to establish a new world-view or legal system in any manner or degree. *Freedom Ship* will fly the flag of a country yet to be determined.

3. <u>Misperception</u>: The ship is designed as a tax haven.

<u>Facts</u>: The *Freedom Ship* community has not been conceived as a tax haven. While the community itself will levy no taxes, citizens of countries such as the USA will not realize any income tax savings by residing in or running businesses in the community, at least at the federal level, since American citizens are taxed on their worldwide income. USA citizens living abroad are given tax deductions, but not if they reside on a ship. Citizens of certain other countries may realize legal tax savings by residing in or running businesses in the *Freedom Ship* community, as they would by residing in or running businesses in any country outside their own. Nonetheless, that is not one of the reasons the project was conceived.

4. <u>Misperception</u>: *Freedom Ship* should be built in a shipyard.

<u>Facts</u>: The only similarity *Freedom Ship* shares with a conventional ship is that it is a sea-going vessel. Designing and building *Freedom Ship* is not a typical marine engineering project. A conventional hull the dimensions of *Freedom Ship* would simply break apart. Even if this were not the case, a conventional hull would cost many times more and would be significantly less safe and stable. *Freedom Ship* cannot be built in any existing shipyard. *Freedom Ship* is basically a flat-bottomed barge with a conventional high-rise built on top. It is this combination that makes *Freedom Ship's* construction unique.

E. Ancillary Business Opportunities

Several outside parties have inquired about FSI building floating, flat bottom structures for them using the design concepts of *Freedom Ship*. Such structures would be smaller scale sea vessels or fixed floating structures for applications such as offshore condominiums, power plants, oil refineries, drilling platforms, airports, casinos, or military uses. We believe this may be an attractive subsidiary business once our construction site is completed.

We will also be in a position to build barges for use as bulk carriers of coal, fertilizer, stone, oil, iron ore, or similar products. With our engineering and construction expertise and anticipated low overhead, we believe we can be competitive in the market for such products.

We are working to secure tax-free, duty-free, free-trade-zone status for our construction site. We believe we can accomplish this by the time we have raised the funds required to build and equip the site. Based on this, several other companies, who may serve as suppliers to the *Freedom Ship* project, have approached us about leasing space on our site to manufacture the products there, both to supply us and for export to third parties.

The earnings potential from such contract-construction projects and site sub-leases are potentially substantial, but we have included no income from them in any of the financial figures in this Offering Memorandum.

ITEM 7. DESCRIPTION OF PROPERTY - THE CONSTRUCTION SITE

Freedom Ship has negotiated a long-term lease agreement on a site on the Bay of Trujillo in Honduras. The 70-acre site includes 2,000 feet of shoreline on a large, protected, deep-water bay with little ship traffic. The site provides more than ample space and has ideal features for *Freedom Ship* construction. Our lease rates are $1,000 per month until November 2005, $1,500 until November 2010, and $2,500 until November 2030.

Honduras has an abundance of available labor capable of performing most of the work required to build the ship. We have designed the ship such that it can be constructed in a simple manner by relatively unskilled labor. When skilled craftsmen are needed to perform high-tech work and such craftsmen are not locally available, the government of Honduras has agreed to issue work permits, in whatever number we may require, so that we can import the necessary workers.

We recently investigated another possible job site in Belize that appears to be an attractive alternative. If further analysis proves Belize to be a superior option, we will locate in Belize.

The final decision on construction location will be made when funds are available to start the work.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, SIGNIFICANT EMPLOYEES AND CONSULTANTS

Name	Age	Position
Norman L. Nixon	60	CEO; President; Director, Chairman of the Board.
Peter Gower	43	Vice President, Marketing
Michael C. Freeman	63	Vice President of Strategic Planning.
Peter Z. Banas	54	Director of Security.
Robert L. Hopkins	49	Vice President of Operations.
Dr. Swiki Anderson	61	Vice President of Engineering.
Dr. Stephen Mazer, M. D.	63	Director of Hospital Operations.
John Long	81	Technical Consultant.
Dr. Valery A. Turin	60	Metallurgy Expert.
Paul D. Kidwell	32	Engineer, Construction Management, Director
Jerry L. Van Norman	59	Design & Regulations Investigation.
Michael Doty	40	Mechanical Design.
Jack S. Warner	57	Construction Management.
Guy Fitzgerald	53	Vice President, Information Systems.
Lawrence Klepetko	55	Corporate Attorney
John Fries	50	Corporate Secretary, Director
Wilson Rook	40	Director, Information Systems

Business Experience

Norman L. Nixon has been the president and the chairman of the board of directors of the company since its incorporation in September 1999. He has been involved in all phases of the *Freedom Ship* project since its formulation in 1993. From 1990 to the present, he has operated Engineering Solutions, Inc., a professional engineering firm that he founded. From 1985 to the present, Mr. Nixon has appeared as an expert witness in numerous legal proceedings concerning engineering and construction. From 1974 to 1990, Mr. Nixon was an Engineer and Project Manager on numerous large-scale domestic and foreign construction projects for Fluor Corporation, one of the world's largest Engineering and Construction companies. The projects Mr. Nixon was involved in ranged in cost from $10 million to over $1 billion, and included work forces as large as 10,000. Mr. Nixon was an Engineer for Texas Instrument, Hewlett Packard, and General Dynamics on various commercial and classified military projects involving test equipment, aircraft weapons, communications and control systems. Mr. Nixon holds a B.S. in Engineering from the University of Arkansas, a Certified Professional Engineer's License, and a Florida General Contractors License. He is one of a relatively few people who is licensed as both a contractor and an engineer.

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Peter Gower is vice president of Marketing. He has a bachelor of arts in Foreign Languages and Liberal Arts from Lebanon Valley College, Annville, Pennsylvania. He has a Master of Business Administration in International Management from the American Graduate School of International Management (Thunderbird Campus), Glendale, Arizona. He speaks fluent Spanish and has working knowledge of French, Italian and Portuguese. He has traveled extensively in Asia, Middle East, Latin America, Europe, and North America. He was the International Business Development Manager for Best Foods from 1993 to 1997. He was the Director of International Business Development for Beringer Wine Estates, Napa, California in 1998 and 1999. Today he represents 15 California wineries in overseas markets. He sells their wine and acts as an advisor to the wineries on how to position their product to fit the market. He manages their marketing programs and participates in Wine Institute trade missions around the world. He has set up over 30 distributors for the companies he represents.

Michael C. Freeman has been vice president of strategic planning since incorporation in September 1999. He has been significantly involved in general managerial issues of the project since its formulation in 1994. From 1970 to 1986, Mr. Freeman was employed by Inmont Corporation, a Fortune 500, worldwide industrial company that later became a division of United Technologies Corporation. He was elected vice president of Inmont in 1979. His responsibilities included worldwide information systems, capital management, and productivity improvement, and he served on the company's management committee. Mr. Freeman holds a B.S. in Mechanical Engineering and an M.S. in Industrial Engineering, both from Cornell University.

Peter Z. Banas has been director of security since incorporation in September 1999. He has been significantly involved in the project since 1997, focusing primarily on site evaluation and development, and with public relations. Mr. Banas has traveled to Australia, New Zealand, and Honduras as part of our site selection team. From 1970 to 1998, he was a special agent for the Federal Bureau of Investigation (FBI) involved in counter-intelligence and counter-terrorism. He was also a director of a Special Operations Group. From 1966 to 1970, Mr. Banas served in the United States Marine Corps. He received his degree from American University in Washington D.C. in the field of Administration and Justice.

Robert L. Hopkins has been a site-development consultant and on-site liaison with the Republic of Honduras. He is a Vice President of FSI and is slated to be the Director of Construction Operations once the company initiates construction in Honduras. After Mr. Hopkin's recent retirement from the Navy, he set up and operated a 1,200-man security company in Honduras, serving over 100 businesses including banks, manufacturing companies, and airlines. He also provided armed security guards for several embassies including the USA embassy. He has resided in Honduras for seven years, is fluent in Spanish, and has a wide acquaintance with local officials. He spent 20 years as a U.S. Naval officer and seven years with Halter Marine and Bender Shipbuilding.

Dr. Stephen B. Mazer, M.D. has been director of hospital operations since incorporation in September 1999 and a medical facilities and services consultant to the project since 1998. From 1977 to the present, Dr. Mazer has practiced medicine at a private, family practice in Clearwater, Florida. He is a Captain in the United States Navy Medical Corps Reserve and continues active duty each year. Dr. Mazer holds a B.A. from Arizona State University and an M.D. from the University of Guadalajara Medical School. He is a member of the American Academy of Emergency Medicine, American Academy of Military Medicine, American Academy of Family Practice, and the Pinellas County Medical Society.

Dr. Swiki Anderson has been vice president of engineering since incorporation in September 1999 and a technical consultant to the project since 1995, regarding design and construction issues. Mr. Anderson is President and Chief Engineer of SAAI, an engineering consulting, design, and construction Management Company. He was an Associate Professor of Mechanical Engineering at Texas A&M University. Mr. Anderson holds a B.S. and an M.E.S. in Mechanical Engineering, both from Lamar University and a Ph.D. in Mechanical Engineering from Texas A&M University and is a Registrant Professional Engineer.

John Long has been a technical consultant to the project since 1994, regarding design and construction issues. Mr. Long was the Manager of Lawrence Livermore Labs for twenty years. He holds 15 patents. Mr. Long earned a Bachelor's degree in Mechanical Engineering from the University of California in Berkeley and a Master's degree in Meteorology from The United States Naval Academy.

Dr. Valery A. Turin is an expert in metallurgy who will join the project full time once sufficient funding has been obtained. He is Professor at The Moscow Steel and Alloys Institute and was Professor of Materials at the University of Northern Iowa. Dr. Turin holds B.S., M.A., M.Eng., ScD, and F.I.M degrees. Dr. Turin has many years of experience in the construction of Russian ships. He also has a team of other ship design engineers who will be joining our organization.

Paul D. Kidwell has been a senior structural design engineer since project inception in 1994 and is slated to join the company on a full time basis once it has been funded. He is currently vice president and chief financial officer of Silcox, Kidwell, & Associates, Inc., a design and consulting engineering firm founded four years ago and continues to operate today. This firm handled over 2200 projects in 2001 alone. He is also vice president and chief financial officer of SKA Holdings, Llc., a holding company for land and building acquisitions. He holds a B.S. in Civil Engineering with a specialty in structures from the University of South Florida and is a Florida registered professional engineer. He was recently appointed and is currently serving on the Florida Building Commission. He is the structural engineering representative on the commission. This Commission writes and/or governs all building codes in the State of Florida

Jerry L. Van Norman has served as a technical construction consultant to the project since 1999. He is expected to become a full-time employee upon full funding of this Offering. Mr. Van Norman has served as executive vice president and CEO of Piping Industry Progress & Education Trust Fund, during which time he has served on code-writing committees for plumbing, process safety, medical gas system design and installation, and purity piping. He was manager of production and development engineering for Exxon International Corporation, where his duties included the engineering design of two multi-platform offshore production and processing complexes. He holds a B.S. and an M.S. in Mechanical Engineering from Arizona State University, and an M.B.A. from the University of Southern California.

Michael Doty has served as a technical construction consultant to the project since the company's formation in September 1999. He has been involved in the planning phases of the project for the past several years. Mr. Doty was Project Engineer for AMS Industries. He served as Senior Engineer for United Defense. He served as Senior Engineer for Hughes Aerospace. Mr. Doty holds a B.S. in Engineering and Applied Science from the California Institute of Technology.

Jack S. Warner has served as a technical construction consultant to the project since the company's formation in September 1999. He has been significantly involved in the design and layout of the *Freedom Ship* aircraft landing deck since 1998. Mr. Warner owns a general contracting company. He was formally a helicopter pilot for the United States Marines. Mr. Warner holds a pilot's license and has received "Wings of Gold." He is also a member of MENSA.

Guy Fitzgerald has served as an information systems consultant to the project since the company's formation in September 1999. He has been involved in various phases of the project for the past several years. Mr. Fitzgerald's work experience includes J.A. Jones Management Services, Naval Submarine Base Kings Bay, Georgia Environmental Protection and Hazardous Waste Management, Base Operating Services Contractor serving the Submarine Base and requirements of its tenant commands, Lockheed Martin, Northrop Grumman, General Dynamics, Electric Boat and Trident Training Facility. Mr. Fitzgerald's 22 years of military service experience includes Naval Security Group Command, Cryptologic Equipment Vault Officer, Director COMSEC Material System, DC, Admin Chief, U.S. Naval Security Group Activity, Defense Courier Service, and Cryptologic Operations Staff, CINCLANTFLT. Mr. Fitzgerald received his education in Business Management/Finance and Computer Science at the University of Maryland.

Lawrence Klepetko is the corporate attorney. He received his JD from the University of Colorado and an LLM in tax law from the University of Miami. He spent 3 years Air Force active duty in the Judge Advocate Generals Department. He then spent 20 years in the reserves. He is licensed in Florida and has practiced law for more than 30 years.

John Fries is the corporate secretary and a member of the Board of Directors. He has experience starting up new businesses and turning them into profitable operations. In 1984, he founded a construction company, called Accutech Restoration and continues to operate it today employing more than 30 people.

Wilson Rook has a BS in Engineering from Western Michigan University. He was with the US Navy and Coast Guard Reserve for 8 years. Upon completion of his military service received an Honorable Discharge. He has a computer service A+ certification and a pilots' license. He has an in depth knowledge of computer network systems. He is the Founder and President of The Walkabout Group, Inc, (Internet Walkabout) a company he created in 1995.

There are no family relationships between any of the directors or officers.

There are no bankruptcy or insolvency proceedings, during the past 5 years involving any director, person nominated to become a director, or executive officer of the company. None of the above has been convicted in any criminal proceeding.

Note on the Board of Directors:

As the project progresses, additional members, whose experience and education fit the needs of the project at that point in time, will be added.

ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS

Officers of the corporation and their compensation.

The present directors and officers are working for future consideration, should the venture succeed, in lieu of a salary. No compensation will be paid to these existing officers unless and until the proceeds from this Offering reach certain threshold levels as depicted in the following table.

The maximum salaries paid to any existing officers with proceeds realized from this Offering will be according to the following chart. These salaries will not increase until more than $50 million has been raised in operating capital.

Existing Officers	Capacity	Aggregate annual yearly Remuneration	Only after proceeds from this Offering reach:
Highest paid Officer	CEO	$120,000	$400,000
2nd Highest paid Officer	Corporate Officer	$72,000	$1,000,000
3rd Highest paid Officer	Corporate Officer	$70,000	$2,400,000

A new officer (VP of Finance) will be hired when the proceeds from this offering reach $1,700,000. Since this individual has not yet been selected, it has not been determined what his salary may be.

Directors of the corporation and their total compensation as Directors.

FSI will not pay directors any compensation or expenses until the corporation has raised a minimum of $10 million in operating funds. No directors will be paid any salary or expenses from this offering.

During the construction phase of the project, the compensation policy of FSI will be to pay only a modest salary to all officers, construction managers, supervisors, and engineers. However, there will be incentive bonuses when the ship sets sail. This payment will come from the $150 million in property on the ship that has been set aside for early purchasers of stock and those who make significant contributions to the project.

Fifty million shares of stock have been allocated for the founders, and others who may bring something of value to the *Freedom Ship* Project. This has been designated the "Stock Incentive Pool." About 45 million shares have already been committed, but this leaves about 5 million shares to be used in whatever manner may be required to move the project forward. We believe our greatest risk is not in raising this $5 million or the $800 million IPO, but in raising the $53 million that comes after this offering and before the IPO. In Item 10, you can see how the 5 million shares in the "Stock Incentive Pool" will be increased to 15 million shares without diluting other stockholder's equity. In Item 12, you can see that we have set aside 22 million shares of stock to raise this $53 million, but with another 15 million shares of stock available for our use, we improve our chances of success in this critical middle stage of fund raising.

No part of the remaining stock in this account will be awarded to any existing officers or directors of FSI.

No officers or directors have been granted any stock options or any other preferential treatment associated with the purchase of FSI stock.

ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The FSI financial plan projects that approximately $1.1 billion of equity financing must be raised to construct the *Freedom Ship* and make it fully operational. No dividends will be declared until the ship is fully operational. Dividends will be paid only to holders of Class A Common Stock.

	Name & Address of Owner	Stock Owned Before Offering	Stock Owned After Offering	Percent of this Class of stock after this offering	Percent of this class of stock after enough stock is sold to finance construction of the ship.
Class A	Norman Nixon 2534 Fruit Tree Drive Sarasota, Fl. 34239	40,000,000	30,000,000	82.1%	21%
Class A	Roger Gooch 3094 Roberta St. Largo, Fl. 33771	600,000	600,000	1.6%	0.43%
Class A	Peter Banas 2916 Bridlewood Dr. Palm Harbor, Fl 34683	200,000	200,000	0.55%	0.14%
Class B	Norman Nixon 2534 Fruit Tree Drive Sarasota, Fl. 34239	1,000,000	1,000,000	100%	100%

Class A Common Stock

Each share of Class A Common Stock is entitled to one vote on all matters that are submitted for a vote of the stockholders. Each share of Class A Common Stock is entitled to equal dividends rights, and to equal rights in the assets of the company available for distribution to stockholders upon the dissolution and liquidation of the company. The officers of the corporation do not have any preemptive or preferential rights to purchase any additional shares of any class of capital stock. All of the issued and outstanding common stock is fully paid and non-assessable.

Note on Class B Stock

One million shares of Class B Common Stock have been issued to Mr. Nixon. These shares have a limited life. They will be dissolved after the ship makes its first revolution around the world. Each share of Class B Common Stock is entitled to 200 votes on all matters that are submitted for a vote of the stockholders. Class B shares are therefore a temporary measure that assures Mr. Nixon of voting control of FSI during the critical startup and operational period, without diluting shareholder equity. Class B shares have no present or future financial value; they will earn no dividends and they may not be sold or traded.

Stock Return by CEO

The CEO, Norman Nixon has agreed to return 10,000,000 shares of his Class A stock to the corporation "Stock Incentive Pool" in exchange for $200,000 when and if the stock sales from this offering reach $3,000,000. At this point in time, the stock will be selling at $1.50 per share and the stock return rate will be 2 cents per share. The purpose of this transaction is to increase the amount of stock available in the "Stock Incentive Pool" in order to provide FSI with additional resources to raise the $53 million middle stage financing. This procedure increases FSI resources without diluting other stockholder's equity.

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

With only one possible exception, we know of no transactions to which FSI or its subsidiaries was or is to be a party, in which any directors, member of management, nominee to such positions, principle security holder, promoter of the issuer, or any spouse or relative of these persons has any interest, direct or indirect.

The one exception that may fall under this heading is clearly defined in Item 10 above where the FSI CEO is returning 25% of the stock he was issued more than 2 years ago in exchange for a very small fraction of the stock value in order to increase FSI assets and improve the chances of obtaining necessary financing without diluting other stockholders equity.

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ITEM 12. SECURITIES BEING OFFERED

Holders of Class A Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Class A Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution, or winding up of the Company, the holders of Class A Common stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Class A Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

The Transfer Agent and Registrar for FSI Common Stock is FSI.

Individuals and businesses, from 25 countries, have expressed an interest in a future purchase of residential and commercial units on the ship in order to live, run a business, or work in the *Freedom Ship* community. Several doctors have indicated an interest in practicing part-time or full-time on the ship. Many others have indicated their interest in seeing the venture succeed.

This Offering will help us determine the depth and seriousness of this expressed support. If this Offering is successful, the funds raised will permit us to build the infrastructure of the Company and move forward in raising the substantial additional funds required to construct the ship.

Our financial plan, which is summarized at the end of this document, includes four phases of equity financing. All four phases involve only Class A Common Stock.

Phase 1: Sell 3.55 million shares for $5 million (This Regulation A Offering)

Phase 2: Sell 22 million shares for $53 million (Venture Capital)

Phase 3: Sell 50 million shares for $800 million. (Initial Public Offering)

Phase 4: Sell 13 million shares for $320 million. (Additional Offerings)

We must successfully complete all four phases in order for the *Freedom Ship* to be constructed. A failure to raise the substantial additional equity funds required beyond this Offering will cause the venture to fail, in which case it would be highly unlikely that subscribers to this Offering will ever receive any dividends and it would be likely that subscribers to this offering will lose a large portion or all of their investments.

ENGINEERING DESIGN AND CONSTRUCTION CONSIDERATIONS

In Support of the Following Cost Analysis

In order to understand the financial analysis and the economic feasibility of the project, one must first understand what we are proposing to build.

The original prototype was a sea platform with a conventional rectangular shaped 25-story, high-rise, steel structure on top of floating base cells. Once we performed the wind calculations to determine the amount of horsepower required to hold the structure in place when faced with a 250 mile per hour hurricane wind force, we immediately changed the design to that of a sharply pointed bow. This bow gave the structure the appearance of a ship rather than a sea platform. We then considered a conventional ship design and moved in this direction for several months. This brought us to the realization that a conventional ship design of this size could be nothing more than a structurally fragile economic disaster.

After many more months of eliminating the procedures and techniques that were not "economically feasible," we eventually focused upon a design that is basically a mobile sea platform that looks somewhat like a conventional ship. Our marketing department encouraged this direction, insisting that it will be much easier to market a "ship" than a "sea platform," so we decided to call it a "ship." Since our "ship" provides its residents the opportunity to continuously travel around the world, we called it *"Freedom Ship."*

A number of other large sea platforms have been constructed using essentially the same engineering design approach as *Freedom Ship*. Some examples are:

1. During World War II, the US Navy built mobile sea platforms and towed them to the Western Pacific Ocean where they were placed in the middle of the naval conflict between Japan and the USA. These platforms were somewhat larger than the *Freedom Ship* design. The Navy platforms were loaded with all types of steel, cranes of various sizes, and hundreds of qualified welders. They were used to repair naval war ships damaged in combat.
2. The Japanese have recently constructed some floating sea platforms that are relatively close to the length of our sea platform. They are not nearly as tall as *Freedom Ship* because their function is to serve as floating airports. In March of 2001, the "Mega-float Airport Investigation Committee" put together a detailed evaluation of the verification tests on the 3,280 foot Mega-Float airport and the 4000m-class test design, and announced in their final report that a Mega-Float airport with a scale of up to 13,100 foot as being more than feasible.

FSI design policy has always been to utilize only proven technologies for the project. *Freedom Ship* is a unique "sea platform" only because it has the ability to slowly move itself from one place to another.

In summary, our selection of a mobile sea platform is one of two factors that make the project structurally and economically feasible, and the community safe and stable.

The other factor is the FSI design and construction approach. A few examples:

1. Use of standard "off the shelf" steel rather than designing each piece of steel to fit a particular location as is required when overall ship weight is a critical factor. Since speed is not a requirement for *Freedom Ship*, its overall weight is not important.

2. Use of a bolt-up steel structure rather than a conventional welded structure.
3. The steel fabrication will be done by various welding shops from around the world. Once the steel arrives on the job site, the prefabricated modular components can be easily assembled.
4. Steel assembly work can be performed in a location with low wage rates. This is feasible because the majority of the workers will be trained in relatively simple, repetitive, assembly line tasks due to the *Freedom* Ship design.
5. Prefabricate much of the ship's interior in manufacturing facilities in technically advanced countries where professional craftsmen can perform their work in an efficient manner.
6. The platform design concept requires the construction yard to consist of nothing more than a set of railings on the shoreline, where sections of the base will be constructed, slid into the water, and bolted together.

These are a few of the many procedures that have been carefully crafted to make *Freedom Ship* "economically feasible." Our plan does not require the development of new technology. *Freedom Ship* is a rather simple design, but it is necessary that the design and construction procedures be followed with no deviations or the construction costs will increase dramatically.

Determining how much we would reveal to potential investors (and obviously to the general public) has been one of our most difficult and controversial decisions. We are keeping the majority of this information confidential to keep FSI a strong company with strong concepts, well ahead of any potential competitors. We felt it was necessary to reveal some of these critical procedures to show potential investors that we have chosen our design and method of construction with care and expertise.

No financial prediction or forecast is a certainty, but we have:

1. Attempted to be as accurate as possible
2. Considered as many variations as we could define
3. Presented as reasonable a budget as possible

We continue to invest our time and money in this project because we firmly believe this design and construction approach is not only workable, but also "economically feasible." This basic financial model was produced 4 years ago as an internal document to determine if it was advisable for us to continue to spend our time and money on the project. We decided, "Yes" four years ago and we are still saying, "Yes" today.

Our financial statements are presented in standard accounting format, however future predictions of the concept of *Freedom Ship*, if done in standard accounting format, gives us a document only a small percent of the population can fully understand. Therefore we have chosen a short and simple presentation that can be understood by everyone who reads this document.

PLANNED STOCK DISTRIBUTION FOR ALL 4 PHASES OF FUND RAISING

Originally we thought we would be required to make equity sales equal to the entire cost of the ship, which is about $11 billion. Thus, our original corporate documents set our planned stock distribution at 1.5 billion shares of Class A Common Stock. However, as we continued to explore the numerous possibilities, we discovered the Export-Import Bank. At this point we realized that we will likely qualify for $5 billion or more in export loans as long as we do not build the ship in the country in which we purchase the material.

When we combine the export loans and the funds we anticipate raising through an IPO, some following stock sales, and commercial loans that we believe we will qualify for at an advanced stage of the project, we lowered the maximum planned stock distribution to 300 million shares in our corporate charter. (Our revised corporate charter is included in this document.)

We made some estimates of what we believe to be a fair value of our stock based on our anticipated income, and produced this document. Our calculations show we can raise the necessary funds by selling less than 90 million shares of Class A Common Stock. If we are successful in raising the following funds and constructing the ship, we will have financed an $11 billion ship by raising only about $1 billion in equity funds.

Stock to be sold to the public and the estimated value of each sale.

The following table represents the FSI plan to raise funds. The initial $5,000,000 puts FSI in a position to pursue the additional funds. We must move through this process one step at a time. We must show at each level that we have performed the necessary tasks that will qualify us to move to the next level.

3,550,000 shares of stock at $1 to $2 per share		=	$5,000,000
10,000,000 shares (venture capital) at	$2.30 per share	=	$23,000,000
12,000,000 shares (venture capital) at	$2.50 per share	=	$30,000,000
50,000,000 shares (IPO) at $16.00 per share		=	$800,000,000
(The underwriter may sell the stock for $20 per share)			
7,000,000 shares (2nd offering) at $20.00 per share		=	$140,000,000
6,000,000 shares (3rd offering) at $30.00 per share		=	$180,000,000
88,550,000 = Total Equity Sales	Total funds raised	=	$1,060,000,000

(Deduct $118,000,000 in fund raising expenses in addition to the above underwriting fees.)

50,000,000 Shares of stock purchased or granted to the founders and those who make special contributions to the successful construction of the ship. This is our "Stock Incentive Pool" that will be used to advance the project on all fronts.

138,550,000 = Total anticipated outstanding shares after completion of one ship.

SUMMARY OF ESTIMATED INCOME, COST, AND FORECASTED PROFITS

Once the ship is completed, operational, and all units are sold, we anticipate the following income and distribution.

Income from all sources	$16,952,500,000
Total cost of the Ship	$11,299,790,000
Property on ship granted to founders & special contributors	$ 150,000,000
Estimated Gross Income -- **EBITDA**	$ 5,502,710,000

If we take the EBITDA and make the following assumptions, we can get an approximation of what we believe should be the income per share of common stock. We expect some depreciation, but for this calculation, we will assume it is zero.

Net Income after deducting an estimated 35% in taxes	$ 3,576,760,000
Funds raised from Equity Sales	$ 1,060,000,000
Net Cash Available after inclusion of Equity Sales	$ 4,637,000,000

Assume 80% is paid to stockholders and 20% retained.

Total Funds Paid to Stockholders from sales of one ship.	$ 3,709,410,000
Earnings Retained by FSI	$ 927,350,000

Stockholders will receive 2 forms of income. One will be from the sale of each ship and the other will be from the yearly operating income of one of more ships. The following is based on the sale and operation of one ship.

Based on previously stated stock sales and the above funds distribution
The income we anticipate per share will be: **$26.77 Per Share**

The stockholder's yearly income based on the operational income of
the ship is estimated to be: **$ 3.45 Per Share Per Year**

If we are successful in constructing one ship, we are confident there will be demand for several more ships.

SUBSCRIPTION AGREEMENT INSTRUCTIONS

The following 3 pages may be copied and used for purchasing stock in Freedom Ship International, Inc. (FSI). Make one copy, fill it out, sign it, and mail (with a check for the correct amount) to the address at the top of the agreement. If it is accepted by FSI, a copy will be made, signed, and returned with your stock certificate.

How to determine the present selling price of the stock:

Call an FSI representative at one of the above numbers or a number on our web site to get a firm price for your required number of shares of stock. You will be given a price that will be good for 7 calendar days. If you miss this date and call for another price, you will get the same price if the stock is still selling in that range, but if the price has moved up to the next range, you will be given the higher price.

Caution: Legal Requirements

Please be aware that this document covers only the requirements of the USA Federal Government. FSI must also get permission from every state in which it sells stock.

This document is not a solicitation in any local jurisdiction in which FSI has not received approval to sell this stock.

Some governments have no requirement concerning the purchase or sale of stock. In such countries, FSI can sell stock to anyone immediately.

Over the next few months FSI plans to request registration in several states. Registration may not be requested in all states, because the time and money associated with registration may outweigh the value of the stock that can be sold in that state. If it is possible to sell the entire offering in just a few approved areas, then there is no reason to pursue any additional registrations.

If you live in a jurisdiction that requires local government approval and FSI has not received that approval, then:

1. This document must be used for general information purposes only. It cannot be considered a solicitation.
2. FSI cannot reserve any stock for you.
3. FSI cannot guarantee you that it will ever be possible for you to purchase FSI stock.

FSI plans to list on its web site those jurisdictions in which it is permitted to sell stock.

FREEDOM SHIP INTERNATIONAL INC,

SUBSCRIPTION AGREEMENT

To: FREEDOM SHIP INTERNATIONAL, INC.
P. O. Box 5020
Sarasota, Florida 34239

FREEDOM SHIP INTERNATIONAL, INC. (Company) is a Florida corporation. The Company is a developmental stage company based in Palm Harbor, Florida, recently formed in order to design, construct, market, operate and manage an oceangoing vessel containing a luxurious full-spectrum residential, commercial and resort community, that would continuously circumnavigate the world (to be named "*Freedom Ship*"), as fully set forth in the Regulation "A" Offering Memorandum dated January, 2002. (The "Offering Memorandum" furnished to the undersigned herewith.)

1. Subscription. Subject to the terms and conditions hereof, the undersigned hereby tenders this subscription, for the number of Shares of Class "A" Common Stock (the "Share(s)") and at the per Share price as set forth herein. The undersigned will deliver such subscription price in accordance with the signature page. Tender of the aforesaid funds and this Subscription Agreement shall be delivered to the above address.

2. Use of funds. All funds received by Company will be put into the operational account and expended as needed.

3. Acceptance of Subscription. It is understood and agreed that this Subscription Agreement is made subject to the following terms and conditions:

(a) The Company shall have the right to accept or reject this subscription for any reason.

(b) The undersigned hereby intends that his signature hereon shall constitute an irrevocable subscription to the Company for the number of Shares specified on the signature page hereof. Upon satisfaction of the conditions referred to herein, a copy of this Agreement, duly executed by the Company will be delivered to the undersigned.

4. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to the Company, as follows:

(a) The undersigned is at least 21 years of age.

(b) The undersigned is a bona fide resident and domiciliary of ____________________ (State, Commonwealth or other jurisdiction), and has no present intention to become a resident of any other state or jurisdiction, and is a citizen of ______________________________ (United States of America or other country).

(c) The undersigned (i) is acquiring the Shares for investment purposes only and not with a view to resale or distribute; (ii) can bear the economic risk of losing his entire investment; (iii) has an overall commitment to investments which are not readily marketable which is not disproportionate to his net worth and his investment in the Shares and will not cause such overall commitment to become excessive; (iv) has adequate means of providing for his current needs and personal contingencies, and has no need for liquidity in his investment in the Shares; (v) has substantial experience in making investment decisions of this type or is relying on a qualified Investor representative in making this investment decision; (vi) is aware that ownership of a Share or Shares will not result in any material tax benefits to the owner; (vii) in conjunction with his advisers has, carefully read the Offering Memorandum and its exhibits and is aware of the inherent risks, and has been provided the opportunity to ask questions and receive answers concerning the terms and conditions of the Offering and to obtain any other additional information necessary to verify the information provided in the Offering Memorandum, and is not relying on any information not contained in the Offering Memorandum; (viii) is aware that neither the Shares nor their components have been registered under any federal or state securities laws and that they may not be resold unless so registered or an exemption from such registration is available and that the Company is not required to register them, and no assurance is given that an exemption from registration will be available; (ix) is aware that no market currently exists for the Shares and their components and that none may develop; and (x) acknowledges that the objectives of the Company are compatible with his investment goals.

(d) The undersigned is or is not an "accredited investor" under federal and all applicable state securities law definitions. Subscriber satisfies the following (check all that apply):

_______(i) A natural person whose individual net worth (assets less liabilities), or joint net worth with his or her spouse, exceeds $1,000,000;

_______(ii) A natural person whose individual income was in excess of $200,000, or whose joint income with his or her spouse was in excess of $300,000, during each of the 2 most recent years, and who has a reasonable expectation of reaching the same income level for the current year;

_______(iii) The undersigned is not an "accredited investor" and does not meet the requirements of either (i) or (ii) above.

5. Indemnification. The undersigned Prospective Investor acknowledges that he understands the meaning and legal consequences of the representations and warranties contained herein, and hereby indemnifies and holds harmless the Company and its affiliates from and against any and all loss, damage or liability due to or arising out of a breach of any such representation or warranty.

6. Revocation. The undersigned acknowledges and agrees that, except as provided otherwise herein or by federal or state law, this subscription is irrevocable.

7. Miscellaneous.

(a) All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the undersigned at his address set forth above.

(b) The parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Florida.

(c) This Agreement and the Subscription Documents delivered concurrently herewith constitute the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(d) This Agreement shall be binding upon the successors and permitted assigns of the parties hereto.

(e) The terms used in this Agreement, if not defined herein, shall have the meanings attributed to such terms in the Offering Memorandum and its exhibits. All terms used herein shall be deemed to include the masculine and the feminine and the singular and the plural, as the context requires.

8. <u>FLORIDA RECESSION NOTICE</u>. The Company is advising you that Section 517.061(11)(a) 5 of the Florida Securities and Investor Protection Act provides as follows: "When sales are made to five or more persons in this state, any sale in this state made pursuant to this subsection is voidable by the purchaser in such sale either within 3 days after the first tender of consideration is made by such purchaser to the issuer, an agent of the issuer, or an escrow agent or within 3 days after the availability of that privilege is communicated to such purchaser, whichever occurs later."

THE UNDERSIGNED hereby executes this document subscribing for ______________ Shares at $_____________ per Share for a total subscription price of ________________ (number of Shares x Share price), and simultaneously delivers this signed document, and the full subscription price in cashier's check or personal check payable to Company. (One thousand is the minimum number of shares that can be sold in any transaction.)

Subscriber must indicate how much he paid for the Regulation "A" Offering Memorandum. _____________________. This amount will be refunded in the form of additional stock. At the above selling price, this equates to _______________ additional shares of stock. Residential Unit(s) Reservation requested. ________________________________.

Purchase price to be paid for above unit at the time the ship sets sail. ___________________

(Multiply total shares by $20 and subtract from attached unit price. See following page.)

SUBSCRIBER (S):

______________________________	______________________________
___________________Print Name	___________________Print Name
______________________________	______________________________
______________________________	______________________________
(Address)	(Address)
______________________________	______________________________
(Telephone Number)	(Telephone Number)

<u>ACCEPTANCE</u>

THE UNDERSIGNED on behalf of the Company hereby approves and accepts the foregoing subscription subject to and in accordance with the terms and conditions hereof and of the Offering Memorandum referenced herein on ____________________________ (Date).

FREEDOM SHIP INTERNATIONAL, INC.

By____________________________

____________________________(Print Name)

As _________________________(Capacity)

DISCOUNTED UNIT PRICES FOR PURCHASERS OF STOCK PER THIS OFFERING

This is a special offer to those who purchase 3,000 or more shares of stock. We anticipate that most of our investors will also want to own a unit on the ship. Therefore, for this first stock offering only, we are presenting a special discount on the purchase of a unit. This offer also includes a guarantee that the monthly maintenance fees will not increase more than the yearly USA cost of living index, just as we plan to give all future purchasers of units on the ship.

For those who purchase 3,000 or more shares of stock, we are offering a credit of $20 (off our attached price list) for each share of stock purchased. For example, a purchase of 3,000 shares of stock will give you $60,000 credit to use any way you wish on the purchase of a future unit on the ship, if and when the ship is constructed. This $60,000 will pay the entire cost of one $60,000 timeshare unit. Or it will give you a discount of $60,000 on the purchase of any other unit shown in the attached price list and priced at $160,000 or less.

Feel free to use your credits to purchase any part of a unit or more than one unit. You are required to pay the final amount owed on the unit only when the ship is constructed and the unit is ready to be occupied. However, you must purchase a minimum number of shares of stock to reserve any specific unit as shown in the following chart.

Discounted Price of unit to be Reserved	Minimum number of shares of stock required to reserve the unit.
$0 up to $160,000	3,000
$160,001 up to $300,000	6,000
$300,001 up to $600,000	12,000
$600,001 up to $1,000,000	24,000
$1,000,001 up to $7,000,000	50,000

If you wish to buy an R-5 unit and you prefer to purchase only the minimum shares of stock required to reserve the unit, you could purchase 12,000 shares of stock at the prevailing price (from $1 to $2 per share). This reserves the unit and locks in a purchase price of $517,000 minus $240,000 or $277,000 to be paid at the time the unit is ready to be occupied.

We are making this special offer because:

1. Those of you who purchase stock at this early stage of the project are taking a much greater risk than any future stock purchasers; therefore we want to provide you with as much value as we can without significantly affecting the final potential income of the project.

2. The effect of this special offering on the potential income from the sale of the first ship is relatively minor because of the small number of shares being sold. The cost of this item is (3,550,000 X $20) or $71,000,000 and this is included in the $150,000,000 item entitled

"Property on ship granted to founders & special contributors." The financial impact of this special offer lowered the estimated Stockholder's income for the sale of the first ship by $0.27 to its present value of $26.77.

3. We are expecting everyone who purchases this stock to be our strongest supporters in our pursuit to raise the additional funding required to construct the ship. You are a critical part of the "high risk" founders who are willing to step forward at this early stage of the project and take the same high degree of risk that the rest of us have been taking for several years.

We cannot make this offering to any future purchasers of stock.

If you wish to purchase enough stock to pay the entire cost of one unit on the ship, the following chart gives you the shares required, for several different units. You are not limited to the examples below; you may purchase any unit on the attached Residential or Commercial Unit Price sheet.

Unit Designation	Unit Price	Shares of stock required to pay entire purchase price	Minimum shares required to reserve the unit
TS	$60,000	3,000	3,000
EU	$153,000	7,650	3,000
R-12	$212,500	10,625	6,000
R-8	$347,500	17,375	12,000
R-6	$445,000	22,250	12,000
R-5	$517,000	25,850	12,000
R-4	$901,250	45,063	24,000

45

FREEDOM SHIP RESIDENTIAL UNITS PRICE LIST							Level 10 (Level may change)	03/05/02
Model Designation	Description and Dimensions	Square Footage	Water View Footage	Transverse Hallway Footage	Number of Baths	Maximum number of Occupants	List Price	Monthly Maintenance Fee
R-1	15' by 80' Water view	1,200	15	80	2	5	$1,031,000	$1,882
R-2	15' by 80' Water View	1,200	15	0	1	5	$935,000	$1,730
R-3	15' by 75' Water view	1,125	15	75	1	5	$991,250	$1,819
R-4	15' by 75' Water View	1,125	15	0	1	5	$901,250	$1,677
R-5	15' by 60' Mallway View	900	0	60	1	4	$517,000	$1,069
R-6	15' by 60' Mallway view	900	0	0	1	4	$445,000	$955
R-7	15' by 50' Transverse hallway	750	0	50	1	3	$407,500	$895
R-8	15' by 50' Hallway	750	0	0	1	3	$347,500	$800
R-9	15' by 45' Hallway	675	0	45	1	2	$367,750	$832
R-10	15' by 45' Hallway	675	0	0	1	2	$313,750	$747
R-11	15' by 30' Hallway	450	0	30	1	2	$248,500	$643
R-12	15' by 30' Hallway	450	0	0	1	2	$212,500	$586
R-10F /10R	Ultimate (apex) 236 ft Water View,.	5,100	236	93	3	10	$9,136,600	$14,716
R-11F /11R	Residential Water View	1,950	40	40	2	6	$1,945,500	$3,330
R-12F /12R	Residential Water View	2,622	40	74	2	6	$2,288,700	$3,874
R-13F /13R	Residential Water View	2,518	30	79	2	6	$1,997,900	$3,413
R-14F /14R	Residential Water View	2,892	30	104	2	6	$2,196,200	$3,727

Model Designation	Description and Dimensions	Square Footage	Water View Footage	Transverse Hallway Footage	Number of Baths	Maximum number of Occupants	List Price	Monthly Maintenance Fee
R-15F /15R	Residential Water View	3,568	30	112	2	7	$2,510,000	$4,224
EU	Economy Unit - No Kitchen	300	0	0	1	2	$153,000	$492
TS	Time Share, Two Weeks	900	0	0	1	4	$60,000	$115

Since the design of the ship is not complete, the details of these units may change, but FSI is committed to providing the same as above or a unit as close as possible to that described above.

Notes on Residential and Commercial units:

The residential units include a complete kitchen, bath, carpet, finished walls, lights, electrical, fire protection system, A/C, and an electrostatic filtering system. All other rooms are finished except for furniture.

Commercial units will come with a complete fire protection system, an A/C and electrostatic air filtration system. Carpets will be installed and the outside walls will be installed and finished except for the storefront. Electrical will be brought to the unit and receptacles will be installed in the outside walls. All ceiling panels and ceiling lights will be installed and operational. The owner must install any interior walls and the storefront or contract the work with us or with several other contractors who will be working on the ship. The appearance of all storefronts must be approved by the FSI architectural committee.

FSI will provide rest rooms and a decorated hallway in the commercial area.

The construction of the ship will be monitored by maritime agencies as well as insurance companies, so FSI expects several insurance companies and financial institutions to line up for the opportunity to finance & insure your property on Freedom Ship.

FSI plans to put in place a design and a set of operating procedures that will assist the buyers in receiving competitive rates from numerous companies for both insurance and financing. The ships high safety factor, the unprecedented fire protection system, and the high degree of security should lay the groundwork required to accomplish this goal.

FREEDOM SHIP COMMERCIAL UNITS PRICE LIST (C = Commercial only) (C/R = Combination, Commercial/Residential unit. The Commercial end faces the shopping mall and the Residential and overlooks the water.)							Level 7 (level may change)	03/05/02
Model Designation	Description and Dimensions	Square Footage	Water View Footage	Transverse Hallway Footage	Number of Baths	Maximum number of Occupants	List Price	Monthly Maintenance Fee
C-1	15' by 30' in the Shopping Mall	450	0	0	0	0	$220,500	$599
C-3	15' by 45' in the Shopping Mall	675	0	0	0	0	$330,750	$774
C-4	15' by 45' in the Shopping Mall	675	0	45	0	0	$384,750	$859
C-5	15' by 30' in the Shopping Mall	450	0	15	0	0	$238,500	$628
C-6	15' by 70' in the Shopping Mall	1050	0	70	0	0	$598,500	$1,198
C-7	15' by 40' in the Shopping Mall	600	0	0	0	0	$294,000	$716
C/R-1	15' Water View, 15' Shopping Mall frontage and 90' deep.	1,350	15	0	1	5	$1,046,500	$1,907
C/R-2	15' Water View, 15' Shopping Mall frontage and 90' deep.	1,350	15	90	1	5	$1,154,500	$2,078
C/R-10F/R	Ultimate Apex Unit 118 ft. of Water View on each side	5,100	236	93	3	10	$9,340,600	$15,039
C/R-11F/R	40' Water View, 40' Mall frontage	1,950	40	40	2	6	$2,023,500	$3,454
C/R-12F/R	40' Water View, 40' Mall frontage	2,622	40	74	2	6	$2,393,580	$4,040
C/R-13F/R	30' Water View, 30' Mall frontage	2,518	30	79	2	6	$2,098,620	$3,573
C/R-14F/R	30' Water View, 30' Mall frontage	2,892	30	104	2	6	$2,311,880	$3,910

Since the design of the ship is not complete, the details of these units may change, but FSI is committed to providing the same as above or a unit as close as possible to that described above.


R-10F, 230 ft. Water View
R-11F, 40 ft. Water View
R-12F, 40 ft. Water View
R-13F, 30 ft. Water View
R-14F, 30 ft. Water View
R-15F, 30 ft. Water View
R-16F, 30 ft. Water View
Typical Section, A through U
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
P
Q
R
S
T
U
R-3
R-4
R-4
R-4
R-4
R-4
R-3
R-5
R-6
R-6
R-6
R-6
R-6
R-5
R-5
R-6
R-6
R-6
R-6
R-6
R-5
R-11 R-9
R-12 R-10
R-12 R-10
R-12 R-10
R-12 R-10
R-12 R-10
R-11 R-9
R-7
R-8
R-8
R-8
R-8
R-8
R-7
R-7
R-8
R-8
R-8
R-8
R-8
R-7
R-1
R-2
R-2
R-2
R-2
R-2
R-1
100 ft. wide exterior deck.
15 ft. by 75 ft. water view with 10 ft. hallway in back
10. ft. wide hallway
15 foot by 60 foot unit overlooking 3 story tall decorated mallway with 10 ft. hallway in back
3 story, 25 ft. wide mallway
10 ft. wide hallway
15 foot by 30 foot units overlooking 1 story, 10 foot wide hallway
15 ft. by 45 ft. units overlooking 10 ft. wide hallway
10. ft. wide hallway
15 ft. by 50 ft. units overlooking 10 ft. hallway with 10 ft. hallway in back
10 ft. wide hallway
15 ft. by 80 ft. water view with 10 ft. hallway in back
100 ft. wide exterior deck.
External Stairways and Elevators
Freedom Residential Units



C/R-10F, 5,000 sq. ft. unit with water view on both sides
C/R-11F, with 40 ft. water view
C/R-12F, with 40 ft. water view
C/R-13F, with 30 ft. water view
C/R-14F, with 30 ft. water view
C/R-15F, with 30 ft. water view
C/R-16F, with 30 ft. water view
Exterior Stairways and Elevators
A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
P
Q

Typical Section, A through Q

The below Diagram is an enlargement of Sections A through Q, which are the same.



C/R-2
C/R-1
C/R-1
C/R-1
C/R-1
C/R-1
C/R-2
C-6
C-7
C-6
C-4
C-5
C-3
C-1
100 ft. wide exterior deck
15 ft. by 90 ft. Commercial/Residential water view
20 ft. wide hallway
15 ft. by 45 ft. units
15 ft. by 70 ft. with 3 sides on hallways
20 ft. wide hallway
15 ft. by 45 ft. units
15 foot wide pass through hallway
35 ft. by 15 ft. unit with one 30 ft. side on hallway
Utilities, rest rooms, etc.
15 ft. by 45 ft. units
20 ft. wide hallway
15ft. by 30 ft. units
15 ft. by 70 ft.with 3 sides on hallway
15ft. by 45 ft. units
20 ft. wide hallway
15ft. by 90 ft. commercial/Residential water view
100 ft. wide exterior deck

Notes on Selecting a Unit

1. Buyers should specify a unit type such as C-7 or C/R-1.
2. Similar types of business will be placed together.
3. Specific locations will be offered only on an as avaliable basis determined by priority number.
4. R = Residential Only Unit
5. C = Commercial only Unit
6. C/R = Commercial/Residential combination Unit

Freedom Commercial Units

Layout of the Base of the Ship

All drawings & Graphics in this document are preliminary and could change during the final design process.

The base will be built in sections onshore and assembled in the water.
Each section will consist of about 12 of the cells shown below.
The superstructure will be constructed on top of the base similar to a high rise building.



4500 ft
750 ft

The individual base cells will be laid out similar to the above.

Safety considerations in the design of the ship.

The base of the ship will be divided into approximately 600 water tight cells. Even if all 109 of the external (perimeter) cells were penetrated and flooded (a virtually inconceivable event), the ship would still float with no significant loss in stability or safety. Repairs would be made with no interruption in the ships schedule.
The size of the ship and the cellular construction provides a safety factor significantly greater than existing ships.

53

54

Freedom Ship Construction

January, 2002 — Cash Flows and Financing

All Numbers in Millions of US Dollars	Pre-Construction	Month 1 to 3	Month 4 to 6	Month 7 to 9	Month 10 to 12	Month 13 to 15	Month 16 to 18	Month 19 to 21	Month 22 to 24	Month 25 to 27	Month 28 to 30	Month 31 to 33	Month 34 to 36	Month 37 to 39	Month 40 & 41	Total construction Period	Operation Per Year
Funds In																	
Export Finance Loans		0	0	0	0	0	497	726	835	756	690	631	550	159	0	$4,844	
Special space sales		0	0	0	20	40	70	90	92	96	102	105	105	105	360	$1,185	
Commercial Loans		0	0	0	0	0	0	286	491	528	542	540	488	156	0	$3,030	
Equity Sales	5	23	30	600	200	100	60	42	0	0	0	0	0	0	0	$1,060	
Property Sales Income														12,393	3,098	$15,492	
Operational Income		0	0	0	0	0	0	0	0	1	4	6	7	111	147	$276	$2,492
Total Funds In	5	23	30	600	220	140	627	1,144	1,418	1,381	1,338	1,282	1,149	12,925	3,606	$25,887	
Funds Out																	
Pre-Construction cost	5															$5	
Construction Cost		11	20	72	187	460	812	1,182	1,366	1,291	1,210	1,124	968	889	545	$10,136	
Loan Interest Payments		0	0	0	0	0	6	24	54	85	115	145	171	63	0	$663	
Commissions		0	0	0	1	1	2	3	3	3	3	3	3	375	104	$500	
Commercial Loan Repayment														3,030		$3,030	
Export Loan Repayment														4,844		$4,844	
Operational Expenses																	$1,562
Total Funds Out	5	11	20	72	188	461	820	1,208	1,422	1,379	1,328	1,272	1,143	9,201	649	$19,180	
Net Cash Flow per month	0	12	10	528	32	-321	-193	-64	-4	1	10	10	6	3,724	2,957		$74
Net Cash Flow To Date	**0**	**12**	**22**	**550**	**582**	**261**	**68**	**4**	**0**	**1**	**11**	**21**	**27**	**3,751**	**6,708**	**$6,708**	$890

Notes:

1. The plan assumes that by month 20 property unit sales and Company capitalization will be sufficient to qualify the Company for commercial loans.

2. The 4 planned offerings are: a) Regulation "A" offering. b) A private placement of 22,000,000 shares for $53,000,000. c) A 50,000,000 share, $800,000,000 IPO. d) Final offerings of 13,000,000 shares for $320,000,000.

3. This Regulation "A" is the $5 million Pre-construction stock sale shown above.

No deposits made by unit buyers will be used for construction purposes.

AMERICAN ACCOUNTING
4509 Bee Ridge Road, Suite C
Sarasota, Florida 34233
941-371-0008

FREEDOM SHIP INTERNATIONAL, INC

The accompanying balance sheet of FREEDOM SHIP INTERNATIONAL, INC as of December 31, 2000, and the related statement of income for the period ending December 31, 2000 have been compiled without audit from the records or books of account of the company, with all such information having been furnished by, and constituting representations made on the part of, the company's management.

The enclosed compilation financial statements have NOT been audited or reviewed and, accordingly, they are issued without expression of any opinion or other assurance as to the accuracy, reliability or completeness of the information contained therein.

The enclosed financial statements have been prepared in accordance with financial statement reporting standards using tax accounting principles established by the U.S. Treasury Department's Internal Revenue Service for a cash basis reporting entity. These procedures do not constitute an audit or examination of these financial statements in accordance with generally accepted auditing standards, nor do they imply either an expression of opinion, or disclaimer of opinion, as to the fairness of the presentation of the financial statements or their confirmity with generally accepted accounting principles.

Respectfully submitted,

Phyllis W. Sheets

Accountant

NOTES TO FINANCIAL STATEMENT

Freedom Ship International, Inc. (the "Company") was incorporated on behalf of Norman L. Nixon on September 9, 1999, in the state of Florida.

This Balance Sheet has been prepared by management of the Comapny on a modified cash basis. It is unaudited and has not been prepared in accordance with generally accepted accounting principles.

The organizers and founders have not included a value based upon out of pocket expenditures and prior consideration. Prior out of pocket expenses are in excess of $300,000.00.

The Company's fiscal year ends on December 31.

The Company is a C corporation for federal income tax purposes.

Each share of class B common stock possesses 1,000 votes on all corporate matters, and a majority vote of the class B common stock is required in order to issue preferred stock. Norman L. Nixon currently holds all 1,500,000 of the authorized, issued and outstanding shares of class B common stock. This gives him control of the Company.

Part F/S (2) Requirements

The Statement of Income required reflects the status of this developing company. During this initial phase no income has been generated. Cash flows and other stockholder's equity are not currently represented as a part of the Company's financial statements.

FREEDOM SHIP INTERNATIONAL, INC

BALANCE SHEET
As of December 31, 2000

A S S E T S

CURRENT ASSETS:		
Cash in Bank - First Union	$ 17,982.87	
Loan to Honduras Entity	1,998.72	
Cash Held in Trust	20,000.00	
TOTAL CURRENT ASSETS		$ 39,981.59
FIXED ASSETS:		
Furniture & Fixtures	$ 4,030.98	
Equipment	641.77	
Signs	350.00	
Scale Model of Ship	25,000.00	
Assets Before Depr	$ 30,022.75	
Accumulated Depreciation	$ (11,665.72)	
TOTAL FIXED ASSETS		$ 18,357.03
OTHER ASSETS:		
Utility Deposit	$ 200.00	
TOTAL OTHER ASSETS		$ 200.00
TOTAL ASSETS		$ 58,538.62

For Management Use Only
American Accounting of Sarasota
4509 Bee Ridge Rd Ste C, Sarasota, Fl 34233 941-371-0008

FREEDOM SHIP INTERNATIONAL, INC

BALANCE SHEET
As of December 31, 2000

LIABILITIES & EQUITY

CURRENT LIABILITIES:

LONG-TERM LIABILITIES:

CAPITAL:

Capital Stock Class A Common	$ 79,348.00	
Capital Stock Class B Common	150.00	
Add'l Paid in Capital	180,412.00	
Retained Earnings - Prior	(38,656.63)	
Current Net Income (Loss)	(162,714.75)	
TOTAL EQUITY		$ 58,538.62
TOTAL LIAB & EQUITY		$ 58,538.62

For Management Use Only
American Accounting of Sarasota
4509 Bee Ridge Rd Ste C, Sarasota, Fl 34233 941-371-0008

FREEDOM SHIP INTERNATIONAL, INC

INCOME STATEMENT

	Current Period Dec. 31, 2000	Pct	Current Year Dec. 31, 2000	Pct
REVENUES				
DIRECT EXPENSES				
Lease Honduras Jobsite	$ (2,000.00)	0.00	$ 0.00	0.00
Equipment Repair	0.00	0.00	192.60	0.00
Operating Supplies	(428.81)	0.00	3,196.42	0.00
Network Costs	0.00	0.00	1,668.94	0.00
Outside Services	0.00	0.00	8,654.48	0.00
Wages Direct	3,369.60	0.00	90,174.00	0.00
TOTAL DIRECT EXPENSES	$ 940.79	0.00	$ 103,886.44	0.00
GROSS PROFIT	$ (940.79)	0.00	$ (103,886.44)	0.00

For Management Use Only
American Accounting of Sarasota
4509 Bee Ridge Rd Ste C, Sarasota, Fl 34233 941-371-0008

FREEDOM SHIP INTERNATIONAL, INC

	Current Period Dec. 31, 2000	Pct	Current Year Dec. 31, 2000	Pct
OPERATING EXPENSES				
Accounting	$ 10.00	0.00	$ 1,595.01	0.00
Advertising	0.00	0.00	14,513.78	0.00
Auto Expense	0.00	0.00	7.46	0.00
Bank Charges	0.00	0.00	120.00	0.00
Depreciation	7,409.87	0.00	7,409.87	0.00
Electric	42.40	0.00	560.41	0.00
Entertainment	0.00	0.00	87.98	0.00
Insurance - General	0.00	0.00	354.36	0.00
Legal	0.00	0.00	2,496.90	0.00
Licenses & Permits	0.00	0.00	150.00	0.00
Meetings & Seminars	0.00	0.00	342.83	0.00
Office Supplies & Expense	158.82	0.00	3,065.76	0.00
Postage	137.55	0.00	3,627.72	0.00
Rent	0.00	0.00	12,951.81	0.00
Taxes- Payroll	48.86	0.00	6,800.48	0.00
Taxes-Property & Per Prop	0.00	0.00	757.04	0.00
Telephone	446.90	0.00	5,747.10	0.00
Travel	150.00	0.00	1,959.70	0.00
TOTAL OPERATING EXPENSES	$ 8,404.40	0.00	$ 62,548.21	0.00
GROSS OPERATING INCOME	$ (9,345.19)	0.00	$ (166,434.65)	0.00
OTHER INCOME & EXPENSE				
Interest Income	$ 203.90	0.00	$ 3,719.90	0.00
TOTAL OTHER INC & EXP	$ 203.90	0.00	$ 3,719.90	0.00
NET INCOME (LOSS)	$ (9,141.29)	0.00	$ (162,714.75)	0.00

For Management Use Only
American Accounting of Sarasota
4509 Bee Ridge Rd Ste C, Sarasota, Fl 34233 941-371-0008

AMERICAN ACCOUNTING
4509 Bee Ridge Road, Suite C
Sarasota, Florida 34233
941-371-0008

FREEDOM SHIP INTERNATIONAL, INC

The accompanying balance sheet of FREEDOM SHIP INTERNATIONAL, INC as of December 31, 2001, and the related statement of income for the period ending December 31, 2001 have been compiled without audit from the records or books of account of the company, with all such information having been furnished by, and constituting representations made on the part of, the company's management.

The enclosed compilation financial statements have NOT been audited or reviewed and, accordingly, they are issued without expression of any opinion or other assurance as to the accuracy, reliability or completeness of the information contained therein.

The enclosed financial statements have been prepared in accordance with financial statement reporting standards using tax accounting principles established by the U.S. Treasury Department's Internal Revenue Service for a cash basis reporting entity. These procedures do not constitute an audit or examination of these financial statements in accordance with generally accepted auditing standards, nor do they imply either an expression of opinion, or disclaimer of opinion, as to the fairness of the presentation of the financial statements or their confirmity with generally accepted accounting principles.

Respectfully submitted,

Phyllis W. Sheets
Accountant

FREEDOM SHIP INTERNATIONAL, INC

BALANCE SHEET
As of December 31, 2001

A S S E T S

CURRENT ASSETS:		
Cash in Bank - First Union	$ 17,407.15	
Loan to Honduras Entity	1,998.72	
TOTAL CURRENT ASSETS		$ 19,405.87
FIXED ASSETS:		
Furniture & Fixtures	$ 4,030.98	
Equipment	641.77	
Signs	350.00	
Scale Model of Ship	10,000.00	
Assets Before Depr	$ 15,022.75	
Accumulated Depreciation	$ (12,754.49)	
TOTAL FIXED ASSETS		$ 2,268.26
OTHER ASSETS:		
Utility Deposit	$ 200.00	
TOTAL OTHER ASSETS		$ 200.00
TOTAL ASSETS		$ 21,874.13

For Management Use Only
American Accounting of Sarasota
4509 Bee Ridge Rd Ste C, Sarasota, Fl 34233 941-371-0008

FREEDOM SHIP INTERNATIONAL, INC

BALANCE SHEET
As of December 31, 2001

LIABILITIES & EQUITY

CURRENT LIABILITIES:

LONG-TERM LIABILITIES:

CAPITAL:

Capital Stock Class A Common	$ 146,867.80	
Capital Stock Class B Common	150.00	
Add'l Paid in Capital	146,781.48	
Retained Earnings	(201,371.38)	
Current Net Income (Loss)	(70,553.77)	
TOTAL EQUITY		$ 21,874.13
TOTAL LIAB & EQUITY		$ 21,874.13

For Management Use Only
American Accounting of Sarasota
4509 Bee Ridge Rd Ste C, Sarasota, Fl 34233 941-371-0008

FREEDOM SHIP INTERNATIONAL, INC

INCOME STATEMENT

		12 Months Ended Dec. 31, 2001
REVENUES		
DIRECT EXPENSES		
Sub Contractors	$	5,645.00
Lease Honduras Jobsite		2,000.00
Equipment Repair		180.90
Operating Supplies		4,148.75
Network Costs		79.90
Outside Services		1,750.00
Wages Direct		14,159.00
TOTAL DIRECT EXPENSES	$	27,963.55
GROSS PROFIT	$	(27,963.55)

For Management Use Only
American Accounting of Sarasota
4509 Bee Ridge Rd Ste C, Sarasota, Fl 34233 941-371-0008

FREEDOM SHIP INTERNATIONAL, INC

	12 Months Ended Dec. 31, 2001
OPERATING EXPENSES	
Accounting	$ 1,337.01
Advertising	1,690.60
Auto Expense	59.50
Depreciation	1,088.77
Electric	407.51
Insurance - General	354.34
Lease Expense	4,000.00
Licenses & Permits	650.00
Maintenance and Repairs	60.00
Miscellaneous	125.00
Office Supplies & Expense	1,489.33
Postage	1,895.64
Rent	14,060.20
Taxes- Payroll	1,528.90
Taxes-Property & Per Prop	501.68
Telephone	7,041.67
Travel	7,476.38
TOTAL OPERATING EXPENSES	$ 43,766.53
GROSS OPERATING INCOME	$ (71,730.08)
OTHER INCOME & EXPENSE	
Interest Income	$ 1,129.75
Sales Tax Commission	46.56
TOTAL OTHER INC & EXP	$ 1,176.31
NET INCOME (LOSS)	$ (70,553.77)

For Management Use Only
American Accounting of Sarasota
4509 Bee Ridge Rd Ste C, Sarasota, Fl 34233 941-371-0008

Certificate No. ____________ Class A Common Shares ____________

FREEDOM SHIP INTERNATIONAL, INC

300,000,000 authorized shares, Class A Common Stock, No par value

Stock Certificate

Incorporated under the laws of the State of Florida

This is to certify that

Owners Name

is the registered holder of

Number of shares

shares of Class A Common Stock of
Freedom Ship International, Inc.

Fully paid and non-assessable. Transferable only on the books of the Corporation by the holder hereof upon surrender of this Certificate properly endorsed.

In witness whereof the Corporation has caused this Certificate to be signed by its duly authorized officers on ____________ ______, 200____.

____________ President ____________ Secretary

For Value Received,

____

Hereby sell, assign, and transfer unto ______________________

____

Represented by the within Certificate, and do hereby irrevocably constitute and appoint ______________________________

______________________ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated __________ __________ __________

In presence of

______________________ ______________________

______________________ Seller

______________________ ______________________

______________________ Seller

Notice: The Signature of this assignment must correspond with the name or names as written upon the face of the certificate in every particular, without alteration, enlargement, or any change whatever.

Notes:

Class A Common Stock grants the owner one vote per share on all corporate matters as defined in the Bylaws and the Articles of Incorporation. Each share of Class A Common Stock will receive a prorated share of all dividends as well as any assets in case of a bankruptcy and dissolution.

Class B Common Stock grants the owner 200 votes per share and there are 1,000,000 shares outstanding, all in the name of Norman Nixon. Class B Common stock will receive no dividends and no share of the assets in case of dissolution. Class B Common Stock cannot be sold or traded. Class B Common stock has no financial value and all attributes shall become null, and void, and of no legal effect whatsoever after the Freedom Ship has completed its first full revolution around the world.

A copy of the corporate Bylaws and the Articles of Incorporation will be provided with each stock certificate FSI issues.

Freedom Ship Estimated Cash Flows 3/3/02				**Phase 1**						**Phase**
Forward Looking Statements		Month	Month	Month	Month	Month	Month	Month	Month	Month
Construction Costs (In Millions of Dollars)	**Totals**	**1**	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**
Set up Shipyard	33.30	1.12	2.08	2.50	2.60	2.20	2.00	2.00	3.15	5.00
Base Cells	1,685.50				0.50	1.00	2.00	4.00	6.00	9.00
The 26 Floors above the base cells	3,563.00						2.00	4.00	6.00	10.00
Base-Cell Equipment	947.72					0.10	0.20	0.50	0.92	3.00
External Decks (~ 200 Acres)	313.01	Phase 1: Set up shipyard, including								Phase
Exterior stairways	29.80	engineering design office, sales office,								Start
Rear docks & Boat Lift	67.00	and first production line.								Work
Special Power Equip. & space	319.70				0.10	0.10			0.50	
Aircraft deck, control tower & equip.	52.00									
Incinerator toilets & Life Rafts	150.11	0.01	0.02	0.04	0.04					
Elevator set-aside (Includes Flight Deck)	86.40									
Aircraft - 38 passenger, 23 each	386.00									
Ferry Boats - 400 passenger, 24 each	490.00									
Set-aside for 3 helicopters	19.50									
Phones, dB, computers & security equip.	82.95	0.30	0.20	0.30	0.20	0.20	0.20	0.20	0.20	0.25
Office, recruitment, land transportation	23.70	0.20	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.20
Furniture for hotel, dorms & kitchen equip.	42.50									
Fire fighting equipment	92.00								0.50	1.00
Hospital equipment	200.00									
Ventilation & A/C cost	89.50							0.10	0.20	0.20
Interior decoration, public area	105.00									
Recreation & Activities	75.80									
Special window & door glass	50.50									
Piping, fuel, fire sprinkler mains, exhaust	101.14							0.20	0.50	0.50
Electrical Mains	35.75					0.10	0.10	0.20	0.30	0.40
Engineering design & Architect work	265.60	0.40	0.70	1.00	1.40	1.50	2.00	2.00	2.50	3.20
Appliances & Heat Recovery	35.98									
Marina & Hardware Store	17.00									
Bakery & Refrigeration equipment	30.50									
Special sound proof insulation	50.30									
Project start-up repayments & Ship start-up	173.13	0.50	0.60	0.60	0.50	0.93				
Machine, wood work, pipe, & elect. shops	52.00									0.20
Initial fuel & oil supply	115.00									
Miscellaneous & future revisions	355.00								1.00	4.00
Construction Cost	**10,136.38**	2.53	3.70	4.54	5.44	6.23	8.60	13.30	21.87	36.95
Interest 12%-Comm, 8%-Ex-Im Bank	**663.11**	0	0	0	0	0	0	0	0	0
Sales Commissions (3% average)	**500.30**	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Monthly Total Cost		2.53	3.70	4.54	5.44	6.23	8.60	13.30	21.87	37
Month-To-date Total Cost	**11,299.79**	2.53	6.23	10.77	16.21	22.44	31.04	44.34	66.21	103
Funds Received										
Export-finance loans	4,844.24									
Sales of licenses, special rights	**490.00**									
Premium Casino - Hotel floor space	**695.00**									
Minimum Equity Sales Required	1,058.01	2.53	3.70	4.54	5.44	6.23	8.60	13.30	21.87	36.95
Commercial Loans	3,030.50									
Property sales income	**15,491.65**									
Operational Income	**275.85**									
Total Cash Flow In (TCFI)	25,885.24									
TCFI after pay off of All Loans	18,010.51									
TCFI after deducting All above Expenses	6,710.71									
Net Cash Flow Before Tax	**6,710.71**									
Estimated Unit Sales										
Residential & Commercial units sold, Units available =		**20,000**	20	25	50	60	80	120	150	200
Time share units sold, No. of 2 week units available =		**74,250**	50	50	150	300	400	500	800	1000
Cumulative Export loans										

2	Phase 3		Phase 4			(All values in Millions of Dollars)						
Month **10**	Month **11**	Month **12**	Month **13**	Month **14**	Month **15**	Month **16**	Month **17**	Month **18**	Month **19**	Month **20**	Month **21**	Month **22**
4.55	3.00	1.10	1.00	1.00								
12.00	16.00	21.00	29.00	42.00	61.00	90.00	105.00	110.00	154.00	168.00	168.00	173.00
16.00	19.00	24.00	36.00	43.00	57.00	65.00	81.00	92.00	97.00	98.00	103.00	108.00
5.00	7.00	10.00	12.00	15.00	30.00	30.00	30.00	30.00	30.00	35.00	35.00	40.00
two	Phase 3:		Phase 4: Float first					6.00	12.00	18.00	20.00	20.00
Steel	Continue steel		section of base cells			0.10	0.20	0.20	0.30	0.50	1.00	1.50
	Work		and set up second			5.00	5.00	5.00	5.00	6.00	13.00	13.00
1.00			production line.		1.00			1.00		1.00		1.00
	0.50	0.50	1.00	1.00	1.00	1.00	1.00	1.00	1.00	2.00	4.00	5.00
				0.20	0.30	0.50	0.50	0.50	1.00	1.00	2.00	2.00
			12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
		5.00	6.00	6.00	6.00	7.00	7.00	8.00	8.00	9.00	9.00	9.00
0.25	0.25	0.25	0.25	0.50	0.50	0.50	0.50	0.50	0.10	3.00	5.00	7.00
0.30	0.50	0.50	0.55	0.60	0.55	0.55	0.55	0.55	0.65	0.65	0.65	0.65
1.00	1.00	2.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	4.00	4.00	4.00
0.30	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	2.00	3.00	4.00
										3.00	3.00	3.00
						0.50	1.00	3.00	3.00	3.00	3.00	3.00
						0.50	0.50	0.50	1.00	1.50	1.50	1.50
0.50	1.00	2.00	2.00	2.10	2.30	2.30	2.40	2.50	3.00	3.20	3.50	4.00
0.05	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.75	0.75	1.00
4.00	4.20	4.60	5.30	6.00	6.50	6.50	7.00	7.00	7.00	7.30	8.00	8.40
		0.50	1.00	1.00	1.50	1.50	1.50	1.50	3.04	3.04	3.04	3.04
		0.50	1.00	2.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00
							1.00	1.00	2.00	2.00	3.00	3.00
0.20	0.20	0.20	0.30	0.40	0.50	0.70	1.00	1.00	2.00	2.50	2.50	2.50
4.00	4.00	6.00	7.00	8.00	8.00	8.00	8.00	9.00	10.00	11.00	11.00	11.00
49.15	58.15	79.65	118.90	145.30	195.65	239.15	272.65	299.75	359.59	400.44	421.94	443.59
0	0	0	0	0	0	1	2	3	5	8	11	14
0.00	0.30	0.30	0.30	0.30	0.60	0.60	0.60	0.90	0.90	0.90	0.90	0.90
49	58	80	119	146	196	241	275	304	365	409	434	459
152	211	291	410	556	752	992	1,268	1,572	1,937	2,346	2,780	3,239
						146.31	166.98	183.34	222.45	248.15	255.83	269.68
					10.00	**10.00**	**10.00**	**20.00**	**20.00**	**20.00**	**20.00**	**20.00**
	10.00	**10.00**	**10.00**	**10.00**	**10.00**	**10.00**	**10.00**	**10.00**	**10.00**	**10.00**	**10.00**	**10.00**
49.15	48.45	69.95	109.20	135.60	176.25	74.42	88.36	90.63	112.84	0.00	0.00	0.00
										131.85	154.06	157.95
250	300	320	360	390	420	450	470	500	530	550	650	700
1200	1400	1500	1600	1700	2000	2100	2200	2400	2500	2600	2700	2800
						146	313	497	719	967	1223	1493

		(All values in Millions of Dollars)							
Month	Month	Month	Month	Month	Month	Month	Month	Month	Month
23	**24**	**25**	**26**	**27**	**28**	**29**	**30**	**31**	**32**
157.00	134.00	105.00	97.00	21.00					
120.00	150.00	146.00	160.00	160.00	160.00	170.00	170.00	155.00	175.00
45.00	50.00	50.00	50.00	50.00	50.00	60.00	60.00	33.00	36.00
20.00	20.00	20.00	20.00	20.00	20.00	20.00	20.00	15.00	15.00
2.00	3.00	4.00	5.00	7.00	2.00	0.60	0.50	0.50	0.40
3.00	3.00	3.00	3.00	3.00					
	2.00		2.00		2.00		2.00		2.00
	1.00	2.00	3.00	4.00	5.00	5.00	10.00	6.00	6.00
15.00	10.00	10.00	8.00	8.00	7.00	7.00	10.00	10.00	9.00
3.00	4.00	4.00	4.00	4.00	7.00	7.00	7.00	7.00	5.00
13.00	15.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00	16.00
10.00	10.00	10.00	10.00	10.00	20.00	20.00	20.00	30.00	30.00
								19.50	
10.00	10.00	9.00	8.00	7.00	5.00	4.40	3.00	2.00	1.00
0.65	0.65	0.65	0.65	0.65	0.70	0.70	1.40	0.80	2.50
	2.00	2.00	2.00	2.00	2.00	3.00	3.00	3.00	4.00
4.00	4.00	4.00	5.00	6.00	7.00	6.00	3.00	3.00	4.00
4.00	6.00	8.00	9.00	10.00	10.00	10.00	4.70	4.00	1.00
3.00	3.00	3.00	5.00	5.00	5.20	5.20	6.20	7.20	7.20
3.00	3.00	3.00	3.00	3.00	8.86	8.86	8.86	8.86	8.86
2.00	2.00	2.00	2.50	2.50	2.50	2.00	3.00	3.00	3.00
4.40	4.60	4.70	5.00	5.10	5.20	5.40	5.70	6.00	6.00
1.00	2.00	2.00	3.00	3.00	3.00	3.00	3.00	1.00	1.00
9.60	10.00	11.50	12.00	12.50	13.50	12.00	12.00	11.00	11.00
1.55	1.55	1.55	1.55	0.79	1.55	1.48	1.00	1.00	1.00
					7.00	7.00	7.00	2.00	2.00
2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	1.00	1.00
4.00	4.00	5.00	7.00	8.00	8.00	8.00	8.00	8.00	8.00
2.50	2.50	2.50	2.00	2.00	2.00	2.00	2.50	2.50	3.00
			2.00	3.00	5.00	5.00	10.00	10.00	10.00
11.00	12.00	12.00	12.00	13.00	13.00	14.00	14.00	14.00	14.00
450.70	471.30	442.90	459.70	388.54	390.51	405.64	413.86	380.36	382.96
18	21	25	29	32	35	38	42	45	48
0.90	0.96	0.96	0.96	0.96	0.96	1.05	1.05	1.05	1.05
469	494	469	489	421	427	445	457	426	432
3,708	4,202	4,671	5,160	5,581	6,008	6,453	6,910	7,336	7,769
277.77	287.59	265.55	271.83	218.14	222.32	233.13	234.58	214.40	214.29
20.00	**20.00**	**20.00**	**20.00**	**20.00**	**20.00**	**20.00**	**20.00**	**20.00**	**20.00**
10.00	**12.00**	**12.00**	**12.00**	**12.00**	**12.00**	**15.00**	**15.00**	**15.00**	**15.00**
0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
159.72	173.00	169.42	183.99	174.69	175.94	178.44	188.03	178.52	183.89
	0.10	**0.20**	**0.30**	**0.50**	**1.00**	**1.50**	**1.50**	**2.00**	**2.00**
750	800	900	1000	1100	1100	1100	1100	1200	1200
3000	3100	3200	3200	3200	3200	3200	3200	3200	3200
1771	2058	2324	2595	2814	3036	3269	3504	3718	3932

	(All values in Millions of Dollars)							
Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41
158.00	120.00	130.00	128.00	120.00	140.00	130.00	120.00	90.00
40.00	30.00	30.00	30.00	20.00				
10.00	10.00	10.00	7.00	5.00	5.01			
0.30	0.30	0.20	0.20		The ship will begin operations in Month 38 with 60%			
					of all units ready to occupy.			
	2.00		2.00			100.00	100.00	100.00
4.00	3.00	2.00	1.00		The remaining units will be finished in the next			
9.00	9.00	9.00	6.00	4.00	three months.			
4.50	3.00	3.70	2.70	2.90	2.70	2.50	2.40	2.00
16.00	16.00	16.00	16.00	16.00	15.00	15.00		
40.00	40.00	40.00	40.00	40.00	20.00	20.00		
0.50	0.50	0.50	0.40	0.20	0.20	0.20	0.20	0.20
0.80	0.80	0.80	0.80	0.80	0.80	0.60	0.40	0.20
4.00	3.00	3.00	3.00	2.00	1.50	1.00	1.00	1.00
3.00	3.00	1.50						
	25.00	25.00	25.00	25.00	25.00	25.00	25.00	25.00
1.00	1.00	1.00	1.00					
6.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00
3.00	3.00	2.00	2.00	2.00	2.00	2.00	2.00	1.00
5.00	4.04	3.00	1.00	1.00	1.00	1.00	0.50	0.50
1.00	1.00	1.00	0.50	0.50	0.50	0.50	0.50	0.10
11.00	10.00	8.00	6.00	5.00	4.00	4.00	3.00	3.00
0.50	0.50	0.40	0.40	0.20	0.20	0.10		
6.00	2.00	2.00	2.00	1.00	1.00	1.00	1.00	1.00
1.00	1.00	1.00	0.50	0.50	0.50	0.50	0.50	
1.00	1.00	1.00	0.50	0.50	0.50	0.20	0.10	
8.00	8.00	8.00	8.00	10.00	10.00	12.00	14.00	12.00
3.00	3.00	2.00	2.00	1.00	1.00	1.00	1.00	0.30
10.00	10.00	10.00	10.00	10.00	20.00			
14.00	10.00	13.00	13.00	13.00	13.00	13.00	13.00	14.00
360.60	325.14	329.10	314.00	285.60	268.91	334.60	289.60	255.30
51	54	57	60	63				
1.05	1.05	1.05	1.05	1.05	279.90	94.00	57.27	46.47
413	380	387	375	349	549	429	347	302
8,182	8,562	8,949	9,324	9,674	10,223	10,651	10,998	11,300
202.26	185.13	186.49	178.52	159.50				
20.00	**20.00**	**20.00**	**20.00**	**20.00**	**20.00**	**20.00**	**20.00**	
15.00	**15.00**	**15.00**	**15.00**	**15.00**	**15.00**	**15.00**	**340.00**	
0.00	0.00	0.00	0.00	0.00				
177.28	161.16	167.30	159.11	156.15				
					9,294.99	**3,098.33**	**1,549.17**	**1,549.17**
2.00	**2.10**	**2.20**	**2.20**	**2.50**	**46.50**	**62.00**	**69.75**	**77.50**
1100	1100	955						
3200	3100	3000	3000	300				
4135	4320	4506	4685	4844	4844	4844	4844	4844


Freedom Ship
Nautilus Casino



64


1
2


FREEDOM

Part III --- Exhibits

Item No.	Description of Item	Page Number
Item 1.	**Index to Exhibits**	This page

Part III --- Exhibits

Item No.	Description of Item	Page Number
Item 1.	**Index to Exhibits**	This page

Item 2. **Description of Exhibits**

Item 2. (1) *Underwriting Agreement* – There is no underwriter or underwriter agreement

Item 2. (2) *Charter and by-laws* -- Pages 1 through18.

Item 2. (3) *Instrument defining the rights of security holders* – This is defined in the Charter and by-laws included in item 2. (2)

Item 2. (3) (a) Not applicable – All rights associated with this simple, single company, start-up are fully defined in the Offering Circular

Item 2. (3) (b) Not applicable to this offering.

Item 2. (4) *Subscription Agreement* – Included in Item II, Offering Memorandum, pages 33, 34, and 35.

Item 2. (5) *Voting trust agreement* --- There are no voting trust agreements

Item 2. (6) *Material Contracts* --- There are no such material contracts per (a), (b), or (c), of this section.

Item 2. (7) *Material foreign patents* – There are no foreign patents.

Item 2. (8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* – There are no such plans.

Item 2. (9) There are no escrow agreements associated with this Offering.

Item 2. (10) There are no outside Experts or Underwriters associated with this Offering.

Item 2. (11) *Opinion re legality* -- Pages 19, 20, and 21.

Item 2. (12) *Sales Material* – Page 22, 23, 24, 25, 26, 27.

Item 2. (13) *"Test the Water"* – No Solicitation of Interest has been made prior to this Offering.

Item 2. (14) *Service of Process* – Page 28.

Item 2 Signatures - Page 29

Item 2. (15) *Additional exhibits* – Folder and drawing. Page 30, 31, 32.

BYLAWS
OF
FREEDOM SHIP INTERNATIONAL, INC.

ARTICLE I
SHAREHOLDERS

1.1 Function. The shareholders shall collectively own the corporation. The shareholders shall elect the board of directors of the corporation and participate in such corporate decisions as may from time to time be submitted to them in accordance with the further provisions of this instrument or as required by law. Except as otherwise specifically provided in the articles of incorporation or bylaws, the shareholders shall not participate in the management of the corporation.

1.2 Determination of Shareholder Status. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the board of directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, 60 days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least 10 days immediately preceding such meeting.

(a) In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any determination of shareholders, such date in any case to be not more than 60 days and, in case of a meeting of shareholders, not less than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

(b) When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided herein, such determination shall apply to any adjournment thereof, unless the board of directors fixes a new record date for the adjourned meeting.

1.3 Action By Meeting. The corporation shall hold a meeting of shareholders annually, for the election of directors and for the transaction of any proper business. The annual meeting of shareholders shall be held at the time and place designated by the board of directors; provided, however, if the board of directors fails to call such meeting on or before 3 months after the close of the corporation's fiscal year, shareholders of not less than 50% of the entitled votes for the meeting may call such meeting with proper notice to shareholders. Special meetings of the shareholders shall be held when directed by the president or the board of directors, or when requested in writing by shareholders of not less than 10% of the entitled votes for the meeting. A meeting requested by shareholders shall be called for a date not less than 10 nor more than 60 days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting shall be issued by the secretary, unless the president, board of directors, or shareholders requesting the meeting shall designate another person to do so.

(a) Place. Meetings of shareholders may be held within or without the State of Florida.

(b) Notice; Waiver; Adjournment. Written notice stating the time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the meeting, either personally or by first class mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid. A shareholder may waive notice of any meeting of shareholders by written waiver to that effect or attendance at such meeting, unless attending for the express purpose of objecting, at the beginning of the meeting, to the transaction of business because the meeting was not lawfully called or convened. Shareholders may participate in any meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can communicate simultaneously with one another. Participation by such means shall constitute presence in person at a meeting. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment the board of directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided herein to each shareholder of record on the new record date entitled to vote at such meeting.

(c) Voting List. The officers or agent having charge of the stock transfer books for shares of the corporation shall make, at least 10 days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number and class and series, if any, of shares held by each. The list, for a period of 10 days prior to such meeting, shall be kept on file at the registered office of the corporation, at the principal place of business of the corporation or at the office of the transfer agent or registrar of the corporation and any shareholder shall be entitled to inspect the list at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting. If the list requirements hereof have not been substantially complied with, the meeting on demand of any shareholder in person or by proxy, shall be adjourned until the requirements are complied with. If no such demand is made, failure to comply with such requirements shall not affect the validity of any action taken at such meeting.

(d) Quorum and Voting. Shares comprising a majority of the entitled votes for a particular meeting, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, shares comprising a majority of the entitled votes of such class or series shall constitute a quorum for the transaction of such item of business by that class or series. If a quorum is present, the affirmative vote of shares comprising a majority of the votes represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law. After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of entitled votes at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

(e) Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of shareholders, except as otherwise provided in or pursuant to the articles of incorporation. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by such shareholder for as many persons as there are directors to be elected at that time and for whose election he has a right to vote, or, if cumulative voting is authorized by the articles of incorporation, to cumulate his votes by giving one candidate as many votes as the number of directors to be elected at that time multiplied by the number of his shares, or by distributing such votes on the same principle among any number of such candidates. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

1.4 Action Without Meeting. Any action required by law, these bylaws, or the articles of incorporation of the corporation to be taken at any annual or special meeting of shareholders of the corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to vote thereon as a class, such written consent shall be required of shareholders comprising a majority of the votes of each class of shares entitled to vote as a class thereon and of the total entitled votes thereon. Within 10 days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided under applicable law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of applicable law regarding the rights of dissenting shareholders.

1.5 Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting or a shareholder's duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy. The shareholder or his attorney-in-fact must sign every proxy. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law. The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders. If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present than that one, may exercise all the power conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated. If a proxy expressly provides, any proxy holder may appoint in writing a substitute to act in his place.

1.6 Voting Trusts. Any number of shareholders of the corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares for a period not to exceed 10 years, as provided by law. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the corporation, in person or by agent or attorney, as are the books and records of the corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

1.7 Shareholder Agreements. Two or more shareholders of the corporation may enter an agreement providing for the exercise of voting rights in the manner provided in the agreement or relating to any phase of the affairs of the corporation as provided by law. Nothing therein shall impair the right of the corporation to treat the shareholders of record as entitled to vote the shares standing in their names.

ARTICLE II
DIRECTORS

2.1 Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the board of directors. The board of directors may designate from among them a person to act as chairman of the board to preside at meetings of directors and shareholders.

2.2 Number. The number of directors established in the articles of incorporation or pursuant to the initial meeting of incorporators shall be the number of directors. The number

may be increased or decreased, but not below one (1) or such higher minimum as may be established in the articles of incorporation, from time to time by amendment to the bylaws or pursuant to the initial meeting of incorporators. No decrease shall have the effect of shortening the term of any incumbent director.
(b) Standard of Performance. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The board of directors shall have authority to fix the compensation of directors.

2.2 Determination of Director Status. Each person, if any, named in the articles of incorporation as a member of the initial board of directors shall hold office until the first annual meeting of shareholders, and until his successor shall have been elected and qualified or until his earlier resignation, removal from office, or death.

(a) Qualification. A director must be a natural person who is at least 18 years of age, but need not be a resident of this state nor a shareholder, unless the articles of incorporation so require.

(b) Election. At the first annual meeting of shareholders and at each annual meeting thereafter the shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

(c) Vacancy. Any vacancy occurring in the board of directors, including any vacancy created by reason of an increase in the number of directors, shall be filled by a majority of the remaining directors though less than a quorum. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

(d) Resignation or Removal. A director may resign at any time by delivering written notice to that effect to the corporation subject to any agreement with the corporation. A director or the entire board of directors may be removed at any time, with or without cause, by shareholders comprising a majority of the entitled votes in director elections subject to any agreement with the corporation.

2.3 Action By Meeting. The board of directors shall hold a meeting of directors annually, for the election of officers and for the transaction of any proper business. The annual meeting of directors shall be held immediately following and at the place designated for the annual shareholders meeting. Special meetings of the board of directors shall be held when directed by the chairman of the board of directors, the president of the corporation, or a majority of the directors.

(a) Place. Meetings of directors may be held within or without the State of Florida.

(b) Notice; Waiver; Adjournment. Written notice of the time and place of special meetings of the board of directors shall be given to each director by either personal delivery, telegram or cablegram at least 2 days before the meeting or by notice mailed to the director at least 5 days before the meeting. Notice of a meeting of the board of directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all obligations to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting. Directors may participate in any meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can communicate simultaneously with one another. Participation by such means shall constitute presence in person at a meeting. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the boa rd of directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

(c) Quorum and Voting. A majority of the number of directors fixed by these bylaws shall constitute a quorum for the transaction of business. The assent by vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

(d) Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

2.4 Action Without Meeting. Any action required to be taken at a meeting of the directors of the corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all of the directors, or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the board or of the committee. Such consent shall have the same effect as a unanimous vote.

2.5 Conflict of Interest. No contract or other transaction between the corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of the directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the board of directors or a committee thereof which authorizes, approves or ratifies such contract or transaction, or because his or their votes are counted for such purpose, if: (i) the fact of such relationship or interest is disclosed or known to the board of directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or (ii) the fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or (iii) the contract or transaction is fair and reasonable as to the corporation at the time it is authorized by the board, a committee or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof, which authorizes, approves or ratifies such contract or transaction.

2.6 Executive and Other Committees. The board of directors, by resolution adopted by a majority of the fu!1 board of directors, may designate from among its members an executive committee and one or more other committees each of which , to the extent provided in such resolution, shall have and may exercise all the authority of the board of directors, except that no committee shall have the authority to: (i) approve or recommend to shareholders actions or proposals required by law to be approved by shareholders; (ii) designate candidates for the office of director, for purposes of proxy solicitation or otherwise; (iii) fill vacancies on the board of directors or any committee thereof; (iv) amend the bylaws; (v) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the board of directors; or (vi) authorize or approve the issuance or sale of, or any contract to issue or sell shares, or designate the terms of a series of a class of shares, except that the board of directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the board of directors, by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion , voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with fu!1 power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State. The board of directors, by resolution adopted in accordance herewith, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

ARTICLE III
OFFICERS

3.1 Function. The officers of the corporation shall be responsible for the day-to-day management of the corporation pursuant to the policies established from time to time by the board of directors.

(a) Number; Capacities. The officers of the corporation shall consist of at least a president, a secretary and a treasurer. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the board of directors from time to

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time. The president shall be the chief executive officer of the corporation, shall have general and active management of the business and affairs of the corporation subject to the direction of the board of directors, and shall preside at all meetings of the shareholders and board of directors unless a chairman of the board has been designated. The secretary shall have custody of and maintain all of the corporate records except the financial records, shall record the minutes of all meetings of the shareholders and board of directors, shall send all notices of meetings out, and shall perform such other duties as may be prescribed by the board of directors or the president. The treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the board of directors or the president, and shall perform such other duties as may be prescribed by the board of directors or the president.

(b) Standard of Performance. An officer shall perform such officer's duties as an officer in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The board of directors shall have authority to fix the compensation of officers.

3.2 Determination of Officer Status. Each person, if any, named in the articles of incorporation as an initial officer shall hold office until the first annual meeting of directors, and until his successor shall have been elected and qualified or until his earlier resignation, removal from office, or death.

(a) Qualification. An officer need not be a resident of this state nor a shareholder. The same person may hold any two or more offices.

(b) Election. The officers shall be elected by the board of directors at the first annual meeting of directors and at each annual meeting thereafter, and shall serve until their successors are chosen and qualify.

(c) Vacancy. The board of directors shall fill any vacancy, however occurring, in any office.

(d) Resignation or Removal. An officer may resign at any time by delivering written notice to that effect to the corporation subject to any agreement with the corporation. An officer or all officers shall be removed, with or without cause, by a majority of the directors subject to any agreement with the corporation.

ARTICLE IV
INDEMNIFICATION

4.1 Indemnification. The corporation shall, to the maximum extent permitted by law, indemnify any person from liability incident to any proceeding, predicated upon such person's action or inaction as a director or officer of the corporation, if such action or inaction occurred in good faith and in a manner reasonably believed by such person to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, with no reason able cause to believe the conduct was unlawful. The corporation shall, to the extent permitted by law, have the power to indemnify any employee or agent of the corporation from liability incident to any proceeding to the extent directed to do so by the board of directors or as provided by agreement binding on the corporation.

ARTICLE V
STOCK CERTIFICATES

5.1 Issuance. Shares may but need not be represented by certificates. If the board determines to use certificates for any class of stock, every holder of shares of such class shall be entitled to have a certificate representing all shares of such class to which he is entitled. No certificate shall be issued for any share until such share is fully paid. If shares are issued or transferred without certificate, the corporation shall provide such holders with information that would normally appear on a certificate to the extent required by applicable law.

5.2 Form. Each certificate representing shares in the corporation shall state upon the face thereof: (i) the name of the corporation; (ii) that the corporation is organized under the laws of this state; (iii) the name of the person(s) to whom issued; (iv) the number and class of shares, and the designation of the series, if any, which such certificate represents; and (v) the par value of each share represented by such certificate, or a statement that the shares are without par value. Certificates shall be signed by the president or vice president and the secretary or an assistant secretary and may be sealed with the seal of the corporation or a facsimile thereof. The signatures of the president or vice president and the secretary or assistant secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the corporation itself or an employee of the corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issuance.

(a) Designations. Every certificate representing shares issued by the corporation shall set forth or fairly summarize upon the face or back of the certificate, or shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of, the designations, preferences, limitations and relative rights of the shares of each class or series authorized to be issued, and the variations in the relative rights and preferences between the shares of each series so far as the same have been fixed and determined, and the authority of the board of directors to fix and determine the relative rights and preferences of subsequent series.

(b) Restrictions. Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of such restrictions.

5.3 Transfer of Stock. The corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized attorney, and the signature of such person has been guaranteed by a commercial bank or trust company or by a member of the New York or American Stock Exchange or such other organization as may be acceptable to the corporation.

5.4 Lost, Stolen, or Destroyed Certificates. The corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate (i) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (ii) requests the issue of a new certificate before the corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (iii) gives bond in such form as the corporation may direct, to indemnify the corporation, the transfer agent, and registrar against any claim that may be made on account of the alleged loss, destruction, or theft of a certificate; and (iv) satisfies any other reasonable requirements imposed by the corporation.

ARTICLE VI
CORPORATE RECORDS

6.1 Records and Books. The corporation shall keep and maintain, as and to the extent required by applicable Florida corporation law (i) shareholder, director and committee meeting minutes and records of action without meetings, written communications to any class of shareholders generally, (ii) shareholder identification records, (iii) director and officer identification records, (iv) ar1icles of incorporation, bylaws, and amendments and restatements, and (v) accounting records, financial statements, tax returns and annual reports.

6.2 Shareholder Inspection Rights. A shareholder shall, upon proper written notice, have the right to inspect the records of the corporation, all in accordance with applicable Florida corporation law.

6.3 Financial Information. Unless modified by resolution of the shareholders, within 120 days after the close of each fiscal year or such additional time as the corporation may reasonably require, the corporation shall furnish its annual financial statements to the shareholders. Thereafter, on written request from a shareholder who was not furnished the financial statements, the corporation shall so furnish the statements upon written request.

ARTICLE VII
DIVIDENDS

7.1 Dividends. The board of directors of the corporation may, from time to time, declare and the corporation may pay dividends on its shares in cash, proper1y or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the ar1icles of incorporation, subject to the following provisions:

(a) Paid from Surplus. Dividends in cash or proper1y may be declared and paid, except as otherwise provided herein, only out of the unreserved and unrestricted earned surplus of the corporation or out of capital surplus howsoever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

(b) Paid in Treasury Shares. Dividends may be declared and paid in the corporation's own treasury shares.

(c) Paid In Unissued Shares. Dividends may be declared and paid in the corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the corporation upon the following conditions:

(1) Par. If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid, an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) No-Par. If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the board of directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid, an amount of surplus equal to the aggregate stated value So fixed in respect of such shares; and the amount per share So transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) Paid In Different Class Shares. No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the articles of incorporation so provide, or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made, or there are no outstanding shares of the class or series to be issued.

(e) Paid by Split. A split-up or division of issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the corporation shall not be construed to be a share dividend within the meaning hereof.

ARTICLE VIII
GENERAL

8.1 Corporate Seal. The board of directors may establish a corporate seal. If a seal is established, it may be in circular or other form, and shall have inscribed thereon the name of the corporation, the year of incorporation, and the state of incorporation.

8.2 Fiscal Year. The board of directors of the corporation shall establish a fiscal year for the corporation which may or may not be the calendar year.

8.3 Amendment. The bylaws may be repealed or amended, and new bylaws may be adopted, by either a majority of the board of directors or shareholders comprising a majority the entitled votes, but the board of directors may not amend or repeal any bylaw adopted by shareholders if the shareholders specifically provide that such bylaw is not subject to amendment or repeal by the directors.

Seal ____________________(SEAL)

Norman L. Nifor ____________________(Print Name)

CEO

90

FREEDOM SHIP INTERNATIONAL, INC.

ARTICLES OF SECOND AMENDMENT AND RESTATEMENT

Pursuant to the Florida Business corporation act (Florida statutes section 607.0101 et seq.), the above corporation hereby adopts the following articles of amendment and restatement of its articles of incorporation:

1. The name of the corporation is Freedom Ship International, Inc.

2. The amendment and restatement provides as follows:
Resolved, that the articles of incorporation be and nearby are amended and restated in their entirety to read as follows:

ARTICLES OF INCORPORATION
OF
FREEDOM SHIP INTERNATIONAL, INC.

THESE ARTICLES OF INCORPORATION are hereby adopted by this corporation organized for profit under the Florida business corporation act.

ARTICLE 1

NAME AND LOCATION OF AGENT AND OFFICE

1.1 The name of the corporation shall be **FREEDOM SHIP INTERNATIONAL, INC.**

1.2 The corporation's current principle office is **1802 E. BUSH BLVD., TAMPA, FLORIDA, 33612,** and the current mailing address of the corporation is **2534 FRUIT TREE DRIVE, SARASOTA, FLORIDA, 34239**. The corporation may change the foregoing addresses, transact business at another place within or without the state of Florida and establish branch offices within or without the state of Florida, all as the board of directors may from time to time determine.

1.3 The current registered agent for the corporation to accept service of process within the State of Florida is **Norman L. Nixon**. The current registered office street address of the registered agent is **2534 FRUIT TREE DRIVE, SARASOTA, FLORIDA, 34239.**

ARTICLE 2

COMMENCEMENT AND DURATION

2.1 The corporation's existence commenced at 12:01 AM on September 8, 1999.

2.2 The corporation shall have perpetual existence, or until dissolved according to law.

ARTICLE 3

PURPOSE AND POWERS

3.1 The general purpose for which the corporation is organized shall be to engage in and to transact any and all lawful business for which a corporation may be incorporated under the laws of Florida, and to do everything necessary or convenient for the accomplishment of said purpose, and to do all other things incidental thereto or connected therewith that are not prohibited by law, and to carry out said purpose in any state, territory, district, or possession of the united states or in any foreign country, to the extent not prohibited by law therein.

3.2 The corporation shall have and shall exercise all of the corporate powers enumerated in or otherwise permitted under the Florida business corporations act.

ARTICLE 4

AUTHORIZED SHARES

4.1 Class, Number, Par and Description. The shares of stock authorized hereunder shall be divided in two (2) classes, which shall be (a) Class A common stock and (b) Class B common stock. The classes are described as follows.

(A) Class A Common Stock. The aggregate number of shares of Class A common stock which the corporation shall be authorized to issue and have outstanding at any one time shall be limited to three hundred million (300,000,000) shares, each having zero par value. These shares shall have unlimited voting rights on all corporate matters, and each share shall be entitled to one (1) vote on all corporate matters. Pursuant to Section 607.0723 of the Florida Business Corporation Act. (Florida Statutes Section 607.0101 *et seq.*), the owners of these Class A Common Shares collectively shall be the beneficial owners of the following attributes of the Class B Common Stock provided herein: (a) all dividends and (b) all distributions of the corporation's assets in the event of the corporation's dissolution or liquidation. Except as otherwise provided herein or pursuant to this instrument, these Class A common shares are entitled on a pro rata basis to receive all the net assets of the corporation upon dissolution or liquidation. No other preferences, limitations or relative rights, other than those provided by law, shall exist in respect of any of these shares or any of the holders thereof.

(B) Class B Common Stock. The aggregate number of shares of Class B common stock which the corporation shall be authorized to issue and have outstanding at any one time shall be limited to one million (1,000,000) shares, each having a zero par value. These shares shall have unlimited voting rights on all corporate matters, and each share shall be entitled to two hundred (200) votes on all corporate matters. Pursuant to Section 607.0723 of the Florida Business

Corporation Act. (Florida Statutes Section 607.0101 *et seq.*) owners of the Class B Common stock shall hold the following attributes on a pro rata basis according to the respective proportions of the Class A Common Stock held: (a) all dividends and (b) all distributions of the corporation's assets in the event of the corporation's dissolution or liquidation. Pursuant to Section 607.0627 of the Florida Business Corporation Act. (Florida Statutes Section 607.0101 *et seq.*), the following restrictions shall apply to the transfer of the Class B Common stock:

(a) These shares shall be issued only to Norman L. Nixon as originally-issued.

(b) The share certificates for all shares of Class B Common Stock shall be imprinted with a special legend stating substantially as follows: "Shares represented by this share certificate are restricted as to any transfer or other alienation by the owner of such shares."

(c) These shares shall not be sold or traded. These shares shall have no financial value. All attributes of Class B Common Stock shall become null, and void, and of no legal effect whatsoever after the Freedom Ship has completed its first full revolution around the world.

No other preferences, limitations or relative rights, other than those provided by law, shall exist in respect of any of these shares or any of the holders thereof.

(C) Certificate Legend. Each certificate representing common shares issued shall contain an appropriate statement or legend relating to each class of shares authorized to be issued.

(D) No Preemptive Rights. Except as otherwise specifically provided pursuant hereto, the shareholders of the common stock shall have no preemptive rights granted herein to acquire unissued or treasury shares of the corporation or securities of the corporation convertible into or carrying a right to subscribe to the corporation's shares or to acquire such shares.

4.2 Warrants. The corporation is authorized to issue warrants for the purchase of Class A Common Stock. The number of warrants shall not exceed two hundred million (200,000,000). The price, terms and conditions of such warrants shall be determined upon issuance by the board of directors. Notwithstanding any contrary provision contained in this instrument, the directors are authorized to make such amendments to this instrument without the need for shareholder approval as may from time to time be necessary to properly issue the warrants.

4.3 Consideration. The consideration for the issuance of said shares, or any part thereof, shall be money current of the United States of America, or property or service of value at least equivalent to the value of the stock issued as fixed and determined by the board of directors of said corporation. Whenever any share or shares of stock are issued in consideration of payment to be made in property or in services, the fair and just value of the property to be transferred or the services performed as a consideration for the issuance of said stock shall be affixed by the board of directors of the corporation. Any and all shares of stock of the corporation which shall be issued for the consideration, or for not less than the consideration in cash, property, or services, shall be fully paid and non-assessable.

4.4 Plurality Voting. Except as otherwise specifically provided, shareholder voting of all voting shares cumulatively in elections for the board of directors.

ARTICLE V

GENERAL

5.1 Amendment. Except as otherwise specifically provided herein, the articles of incorporation may be amended from time to time only by action of the board of directors and the shareholders in accordance with applicable law.

5.2 Organizational Meeting. After the corporate existence Begins; an organizational meeting of any initial directors and/ or incorporators, as the case may be, shall be held, at the call of a majority, to elect directors if needed, appoint officers, adopt bylaws, and transact other necessary business. The person(s) calling the meeting shall give three (3) days' advance written notice of the time and place of the meeting to each person called.

5.3 Incorporator(s). The name and address of each incorporator was: DONALD J. HARRELL, ESQ. 1776 RINGLING BL VD., SARASOTA, FLORIDA 34236.

3 .Provisions for implementing change of issued shares. After the effective date of this instrument, the corporate secretary of this corporation shall notify the shareholders of presently-issued and outstanding shares of this corporation's stock about the provisions of this instrument and the corporate secretary of this corporation shall request that all share certificates for such shares be surrendered for purposes of issuing new share certificates conforming to this instrument's provisions. After the effective date of this instrument, shares of Class A Common Stock issued before such effective date shall be issued as Class A Common Stock described in this instrument and shall be issued to the owner or owners then indicated as Class A Common Stock described in this instrument which is one-fifth (1/5) the number of shares indicated on the share certificate for shares of Class A Common Stock issued before such effective date. After the effective date of this instrument, shares of Class B Common Stock issued before such effective date shall be issued as Class B Common Stock described in this instrument and shall be issued to the owner or owners then indicated as Class B Common Stock described in this instrument which is two-thirds (2/3) the number of shares indicated on the share certificate for shares of Class B Common Stock issued before such effective date.

4. Date Adopted. The above amendment and restatement was adopted on

March 11, ~~2001~~ 2002 MLM JF

5. Method of Adoption. The above amendment and restatement contains one or more amendments to the articles requiring shareholder approval. The amendment and

94

restatement was duly adopted by the shareholders. The only voting group of shareholders entitled to vote separately on the amendment is the common stock shareholders, and the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group. Written consent of shareholders to this action was given in accordance with Section 607.0704 of the Florida Business Corporation Act (Florida Statutes Section 607.0101 et seq.).

6. Effective Time and date. This instrument shall become effective at 12:01 A.M. on the date of the filing hereof by the Department of State, State of Florida.

IN WITNESS WHEREOF, the undersigned executed this instrument on March 11, ~~2001~~ 2002 NLN JF

FREEDOM SHIP INTERNATIONAL, INC, a Florida corporation

WITNESSES:

Joy A. Foss

Edward Mannion

By: Norman L. Nixon
NORMAN L. NIXON, AS ITS PRESIDENT

ATTEST:

By: John Fries
JOHN FRIES, as its Secretary

(CORPORATE SEAL)

ACKNOWLEDGMENT ON BEHALF OF FREEDOM SHIP INTERNATIONAL, INC.,

STATE OF FLORIDA

COUNTY OF Sarasota

I hereby certify that on this 11th day of March, ~~2001~~, before me personally appeared 2002 NLN JF

NORMAN L. NIXON and JOHN FRIES

respectively President and Corporate Secretary of FREEDOM SHIP INTERNATIONAL, INC., a corporation under the laws of the State of Florida, to me known to be the persons described in and who executed the foregoing document and severally acknowledged the execution thereof to be their free act and deed as such officers, for the uses and purposes therein mentioned; and that they affixed thereto the official seal of said corporation, and the said instrument is the act and deed of said corporation. I do hereby state that such individuals did/~~did not~~ take an oath, Further, I do hereby state that such individual(s) is/are known to me personally or, alternatively, (he/she/they) produced the following identification(s respectively):

Witness my signature and official seal at Sarasota in the County of Sarasota, and State of Florida the day and year last aforesaid.

(NOTARIAL SEAL)

JOY A. FOSS
MY COMMISSION # CC 865497
EXPIRES: September 27, 2003
Bonded Thru Pichard Insurance Agency

Joy A. Foss

Joy A. Foss
(Typed or printed name)

Notary Public in and for State of Florida at Large

My commission expires

Sept. 27, 2003

LAW OFFICE OF

Lawrence Klepetko

CHARTERED

Washington Square
46 North Washington Boulevard
Suite 15
Sarasota, Florida 34236

Wills, Estates and Estate Planning
Taxation

Telephone: (Area 941) 366-3329

March 16, 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Freedom Ship International, Inc.
Filing under Regulation "A" Exemption

Ladies and Gentlemen:

I am acting as special counsel to Freedom Ship International, Inc. (hereinafter referred to as "FSI") regarding this corporation's filing with the Securities and Exchange Commission under a Regulation "A" exemption. I am rendering this opinion to you at the express direction of FSI.

In rendering the opinions set forth herein, I have examined the following items:

1. The Offering Circular under the Regulation "A" Exemption submitted by FSI.
2. The Freedom Ship 11" by 17" sales brochure.
3. The Freedom Ship 6 ½" by 11" sales brochure
4. The Freedom Ship folder with the "Voyage of the Freedom Ship" on the back cover.
5. The following financial statements of FSI:

   annual report for the period ending December 31, 2000; and

   annual report for the period ending December 31, 2001.
6. The Articles of Incorporation of FSI as stated in this corporation's Articles of Second Amendment and Restatement submitted for filing with the Secretary of State of the State of Florida.
7. Corporate by-laws of FSI
8. Freedom Ship Board of Directors election document.

9. Registered agent documentation.

Scope of Examination, General Bases, Assumptions, and Qualifications for Legal Opinions:

1) I have made no examination or investigation to verify the accuracy or completeness of any financial, accounting, or statistical information furnished by any person or entity, and I express no opinion with respect thereto.

2) In accordance with the general policies of my law firm in rendering legal opinions, I have assumed for the purposes of the opinions expressed herein that no fraud exists with respect to any of the matters relevant to such opinions, although I have no reason to believe that there exists any fraud that would render them invalid.

3) I am a member of the Bar of the State of Florida (The Florida Bar). The opinions expressed below are specifically limited to the federal law of the United States of America, as currently in effect. Further, the opinions expressed below are opinions only; they are not, nor are they intended to be, guarantees, and you are not entitled to construe them as such. As with any attorney's opinion, these opinions are subject to contrary interpretation by others, including governmental and regulatory authorities.

Specific Limitations and Qualifications on Legal Opinions:

I have assumed that all information contained in the filing documents herein is true and correct.

Based upon the foregoing, and subject to the qualifications and assumptions expressed herein, it is my opinion the securities covered by the Offering Statement, when sold, will be legally paid and non-assessable.

This opinion: (i) has been furnished to you at the request of FSI, and I consider it to be a confidential communication that may not be furnished, reproduced, distributed or disclosed to anyone without my prior written consent, except to your counsel and other authorized representatives, (ii) is rendered solely for your information and assistance in connection with the above transaction, and (iii) is rendered as of the date hereof, and I undertake no responsibility, and hereby disclaim any, obligation to advise

you of any changes or any developments after this date which might affect any matters or opinions set forth therein.

Yours very truly,

Lawrence Klepetko

Lawrence Klepetko

102

Popular Mechanics

CITY AT SEA

Nearly a mile long and 25 stories high, *Freedom* will be the largest vessel to ever sail the seven seas.

BY JIM WILSON, *Science/Technology Editor*
Illustrations by John Batchelor



1
2

Freedom will dwarf [illegible] *Queen Elizabeth II* [illegible] world's first floating city.

"*Freedom* will be large enough to bring on more than 50,000 residents, 15,000 employees, 20,000 day guests and still have four times as much roaming-around square footage per person as the most modern cruise liners," Nixon says during POPULAR MECHANICS' visit to see how his ambitious plan is progressing.


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Taller than the highest buildings in most American cities and topped with a runway that can handle jets, *Freedom* may someday be the globe-trotting address for 17,000 homes and 4000 businesses. Its dimensions are so colossal that it will have to be assembled at sea. Once it's built, *Freedom* will circle the earth every two years, following the balmy breezes as it approaches the world's major ports (see map above). The wealthiest of her "citizens" will leave their 15-ft. by 80-ft. ocean-view apartments and board their private jets or yachts for jaunts to shore. Meanwhile, the 15,000 people who work aboard the ship will gear up for the next onrush of day visitors anxious to shop at its duty-free stores and guests checking in to vacation in its hotels and time-share condominiums.

As might be expected, this plan for a ship capable of carrying as many as 115,000 people—no pets allowed—has raised skeptical eyebrows among naval architects and nautical historians. They point out, among other things, that the sheer scale of Nixon's project makes it an effort fraught with unknowns. No kidding. The reason is not simply a matter of *Freedom*'s proposed 4320-ft. length, which is nearly five times that of the currently largest cruise ship, Carnival Cruise Line's 900-ft. *Destiny*, but the enormity of its mass. When naval architects compare ships, they speak in terms of tonnage rather than length. The *Destiny* displaces 100,000 tons of water. The largest vessel afloat, the supertanker *Jahre Viking*, displaces 564,739 tons. *Freedom* will displace 2.7 million tons.

"The general public is amazed we can design a ship that is simple and easy to build and affordable for a significant portion of the population," says Nixon. To do this,



Nixon (left) expects *Freedom* to set sail two years after the start of construction. It will circle the globe by following a route that keeps its residents in perpetual sunshine. Many of the 600 who have signed on plan to operate businesses, such as duty-free shops, that will attract local tourists.

Nixon is applying a lesson he first learned as an engineering student at the University of Arkansas in the early 1960s—keep it simple. And the technology behind *Freedom* is as basic as it gets. Airtight compartments keep it afloat. Linked together, they function as a steel beam.

Nixon says that while there are many factors that determine a beam's maximum length, a steel beam can reasonably be expected to



PM MAP BY GRAPHIC CHART & MAP. PM PHOTO BY SKIP GANDY

360°, like those used on tugboats. At about $1 million each, these are among the world's most expensive marine powerplants. But, again, thinking like an engineer first and architect second, Nixon sees their cost as a bargain. This is because they can be linked to a central PC-type computer system. The helm thus becomes a joystick. And even this isn't necessary. Using GPS, *Freedom*'s captain could simply sketch the ship's route on a touch-screen and the $6 billion ship would find its own way. Theoretically.



Once under way, life aboard *Freedom* will be more like living in a bustling city than being on a vacation cruise. Because of its size, the ship will have its own railway system. Courtyards set about its decks will create interior park and recreation areas. Nixon has calculated that the resident population can support its own local economy, which means that residents will, in many cases, also be operating businesses at sea, in malls throughout the length of the ship.

As with a land-based city, these amenities and businesses will not appear overnight. The construction schedule calls for *Freedom* to set sail on its first 2-year cruise as soon as its first 4000 units are finished. The rest of the ship will be built at sea. This is strictly an economic decision. "*Freedom* will attract labor from around the world," says Nixon. "The cost of the ship's labor force will be quite low by developed nations' standards."

By now, Nixon has grown accustomed to criticism from the mainstream shipbuilding community. One of its first complaints was his inability to furnish blueprints of the completed ship. "Ships are designed by naval architects who then turn them over to structural engineers. We began with the structural engineering and will let the architects make it pretty," he says. In retrospect, this turned out to be a good strategy.

"We originally estimated the average condo sales price would be $250,000. But it is averaging over $800,000 per unit," Nixon says. To slow the sale of the most expensive units—those facing the ocean—Nixon recently jacked up the price by 20%. But, he says, they are still outselling the less expensive interior units, which cost as little as $179,400, by 10 to 1. Nixon has responded by adding another level. He also has added a second airstrip atop the ship and increased its capacity to handle 100,000-pound jets.

The "we" to which Nixon repeatedly refers as he describes *Freedom* is a team of 24 engineers and consultants who work with his Sarasota-based firm, Engineering Solutions, via Internet connections.

Like Nixon, many are technical experts from outside naval architecture. Their backgrounds have spurred on a number of decidedly non-nautical solutions to the problems of living at sea. For example, rather than burning the cheapest marine fuel, Nixon has specified engines that require more expensive diesel fuel. His rationale is that this cleaner-burning fuel will reduce long-term engine maintenance costs and create less pollution.

Freedom's proposed environmental systems are also a major break with tradition. For instance, sewage won't be flushed into the ocean. Instead, sanitary waste will be incinerated in electric toilets. "This eliminates the need for wastewater treatment," says Nixon. It is also the reason for a no-pets policy for residents and visitors. Graywater from washing will be recycled into drinking water. Recycling is cheaper than desalinating seawater. Waste heat from the engines will be recycled for spinning generators and heating space and hot water. Nixon even has a plan to turn trash into cash. *Freedom* is so large that it will be possible to store recyclable materials until the ship reaches a port where the scrap will fetch the highest price.

As this issue of PM went to press, Nixon said he was evaluating bids from shipyards in South Africa, Brazil, Poland and Mexico in preparation for beginning construction this year. If the project develops as planned, we'll be filing our next progress report on it from sea. **PM**

Each will measure 80 ft. tall. Depending upon its location, each will be 50 to 100 ft. wide and 50 to 120 ft. long. Assembled ashore on rails, they will be bolted together to form base units, each about 300 by 400 ft. These will then be floated out to sea and joined to form the completed base.

About 10 months after the start of construction on the first airtight cell, three base units will have been assembled at sea. At this point, the tempo of construction will increase. Meanwhile, on shore, four assembly lines will be dedicated to building airtight cells. At sea, work will begin on the 25-story superstructure. By the 17-month mark, the last base unit will be bolted in place and the 25th level completed.

Two years after the start of construction, 4000 of *Freedom*'s planned 21,000 units will be ready for occupancy. Her boilers will be fired up and she will set sail.

Well, not exactly. *Freedom* won't have the sort of boilers you find on traditional ships. She will be propelled by 3700-hp motorized units protruding through 100 of her watertight cells. About half of these will be shrouded propeller units. The balance will rotate


AREA
ENLARGED
ABOVE

Inside *Freedom Ship*

Two of the most striking differences between *Freedom* and existing cruise ships are its jet-capable landing strips and the marina. The cutaway of the highlighted area (above) shows that the interior will be designed more like an urban area, with open spaces and transportation links, than a traditional ship. The view of the marina promises to be especially spectacular during heavy storms. Because *Freedom* will ride on top of the waves, residents will be able to look down at the troughs dozens of feet below.

span a distance 15 times its height. "A ship with an effective depth of 80 ft. of hull [measured from keel to main deck] can theoretically span a maximum of 1200 ft.," Nixon says. "On *Freedom*, the effective beam runs 350 ft., from the bottom of the ship to the aircraft runway." The result is a 4320-ft.-long floating beam that draws 37 ft. of water as it rides atop waves, rather than plowing through them.

"We're not doing anything new," Nixon says. "We've taken technologies used in one area and applied them here." Indeed, Nixon says that during World War II the Navy used floating docks longer than *Freedom*. More recently, Kværner, the Norwegian ship and oil platform builder, proposed that the U.S. Department of Defense build a 5249-ft. floating airfield capable of supporting 10,000 troops. Called *SeaBase*, it would use Kværner's patented linking system to join three giant semi-submersible drilling rigs into a landing field.

Although similar in scope to these massive seagoing projects, *Freedom* actually began as an equally ambitious project on land. "We were on the verge of building an entirely new city on the 50-sq.-mile uninhabited island of East Caicos, south of the Bahamas. It was to serve as a modern Hong Kong," says Nixon. "Had the then chief minister not lost his reelection bid, we would probably be at work on the island today. In retrospect, the loss of this opportunity appears to have been the best thing that could have happened."

When a search of natural and manmade islands failed to turn up a suitable alternate location to East Caicos, one of *Freedom* city's original backers suggested building an island that could visit different countries each month. Strange as this suggestion seemed, it was something Nixon had actually done before. During the 1980s, he was part of a team of engineers who built a $1 billion modular ethylene plant in Japan and then towed it as more than 100 modules to Saudi Arabia, where it was reassembled. Encouraged by Nixon's hands-on experience in seagoing modular construction and the fact that he has licenses to practice structural, electrical, sanitary and civil engineering, his early supporters elected to follow his dream to sea. "And so," he says, "the *Freedom Ship* project was born."

Freedom promises to be as different from today's oceangoing vessels as the *Queen Elizabeth II* is from the *Mayflower*. Starting with the keel, *Freedom* doesn't have one. This backbone is missing because *Freedom* is constructed of 520 airtight steel cells.


FREEDOM

FREEDOM SHIP

City at Sea

www.freedomship.com

Freedom Ship International, Inc.

[redacted]

w.w.w.freedomship.com

107


FREEDOM
2
108
Freedom Ship

Freedom Ship International Inc.

[redacted]

•USA

[redacted]

Fax: 941-952-1803

www.freedomship.com

Page 26 (109)

FREEDOM SHIP™

What is *Freedom Ship*? It is:

1. An ideal place to live, work, run a business, retire, or vacation.
2. An environment offering an active lifestyle and intellectual and cultural stimulation.
3. A community that offers peace of mind, security, economic freedom, and a lifestyle unavailable anywhere else.
4. A mobile community combining all the amenities of a modern city with those of the world's finest resorts.
5. A large and vigorous commercial community whose privately-owned-and-operated onboard enterprises sell their products and services worldwide in a business-friendly economy.
6. One of the world's largest duty-free shopping malls, serving a daily onboard customer base of up to 50,000 residents, 30,000 day visitors, 15,000 hotel guests, and 18,000 employees.

Freedom Ship will offer unprecedented opportunities to entrepreneurs who see the advantages of running a global business while taking the family on a perpetual vacation.

Freedom Ship will operate a K1-through-college school system. It will boast a $200,000,000 world-class hospital whose doctors will be free to practice the most modern techniques available. A helicopter and an emergency response team will always be available to assist residents needing medical transport while onshore or onboard.

***Freedom Ship** will continuously circle the world making one revolution every* 2 *years,* spending 30% of its time in transit and 70% sitting offshore tourist sites. Residents will be able to visit or do business in a different city every few days. An average of 30,000 day-visitors will come onboard to shop, dine, and be entertained.

Traffic will flow continuously between the ship and onshore ports. Ferryboats will depart the ship every 20 minutes, around the clock, even while the ship is in transit.

FREEDOM SHIP™, A COMMUNITY ON THE SEA

Welcome to the *Freedom* Ship™, a fascinating and unique place to live, run a business, work, retire, vacation, or visit. This massive sea-going vessel (4500 feet long and 750 feet wide) will be a true wonder of the world — **a mobile resort city featuring luxurious private residences and an extensive private enterprise community including a large-scale duty-free international shopping mall**.

The *Freedom Ship* community of 18,000 residences and 3000 commercial units will be housed entirely in the ship's twenty-five story above-deck superstructure. It will include a world-class multi-language library, a kindergarten-through-college school system, a modern hospital, banks, retail and wholesale shops, hotels, restaurants, recreational, athletic and entertainment facilities. Other onboard businesses will include world trade, professional services, warehousing, light-manufacturing, and assembly enterprises, most all privately owned and operated.


FREEDOM

Freedom Ship will continuously circle the globe, covering most of the world's coastal regions over a two-year cycle. It will spend 30% of its time in transit and 70% standing offshore exciting locations. A fleet of air and sea transports will shuttle people from ship to shore. Ferry boats are scheduled to depart the ship every 30 minutes to various onshore ports.

Page 27

(110)


FREEDOM

OPEN SPACE

The broad exterior decks that circle the entire ship every three levels provide more than 200 acres of open-air space. Some of this space will be utilized for outdoor sports and recreation facilities. Most of it will be lushly landscaped parkland, about half of which will be for the use of residents only.

Freedom Ship will offer over three times as much open space per person as a modern cruise ship.

SAFETY AND STABILITY

As a result of its immense size and its base of over 600 individual watertight cells, *Freedom Ship* will be the safest and most stable vessel that has ever set sail. With virtually no pitch and roll, seasickness will be highly unlikely.

The vessels unique construction is such that if all of its 98 external cells were penetrated and flooded (a virtual impossibility) the ships draft would increase about one foot, with no significant loss in stability or safety.

With 3 hour fire walls, a 100% sprinkler system, and elevators, stairways, and utilities placed on the outside decks, fire hazards are significantly less than found in conventional ship construction.

FREEDOM SHIP™ — *AN* OVERVIEW

- If you are looking for the ideal place to live, work, run a business, retire, or vacation, you will be interested in *Freedom Ship*.
- If you love travel, an active life, and intellectual and cultural stimulation, you will be interested in *Freedom Ship*.
- If you are seeking a free-market economy and business-friendly environment, you will be interested in *Freedom Ship*.
- If you are searching for peace of mind, security, and economic freedom, you will be interested in *Freedom Ship*.

Freedom Ship's Primary Objectives are to:

- Offer a mobile residential community that combines the amenities of a modern city with those of the finest resorts in a uniquely attractive, stimulating, and secure environment.
- Establish a vigorous commercial community whose privately owned and operated onboard enterprises sell their products and services world-wide, operating completely free of local taxes and duties.
- Create the world's largest duty-free retail shopping mall and transport it around the world with a daily onboard customer base of up to 50,000 residents, 15,000 hotel guests 18,000 employees, and 30,000 day visitors who spend 10 hours on the ship.

ONBOARD LIFESTYLES

Freedom Ship's at-sea setting and movement is its only commonality with other ships. Its nature and living environment is unmatched by any other single site, on land or sea.

Residences

Your purchase of a *Freedom Ship* residence buys you living at its best. Choose a spacious, high-rise unit with a private balcony overlooking the ocean. Select an interior unit on a broad, attractively landscaped, 3-story interior mall. Or opt for a more economical unit opening on a wide, decorated hallway.

The ship also offers 2-week slots in a limited number of Time-Share units. These slots advance one week each year so the owners get to see a different part of the world each time you are on board.

Regardless of your choice, unlike other ships, you will never be below the main deck.

Recreation and Entertainment

- Stay active on the ship's tennis and basketball courts, bowling alleys, driving range, putting greens, swimming pools, gyms, health spas, dance floors, roller and ice rinks, walking, and running paths.
- Fish from the ship's marina, from chartered boats, or from your personal yacht.
- Relax in the network of lushly landscaped and attractively decorated parks and public areas — approximately 100 acres for the general public and an additional 100 acres in secured, resident-only areas.
- Enjoy the wide array of restaurants, casinos, nightclubs, and theaters for nights on the town.
- Utilize *Freedom Ship's* academic system, large library, conference center, and seminar and lecture series for formal intellectual stimulation. Take advantage of the ship's unique environment and travel opportunities for touring and informal learning.

The ship never leaves international waters. Its fleet of aircraft and ferryboats shuttle you from ship to shore around the clock. You can also keep your own aircraft in the ship's hangar or a boat or a car on the lower deck. Fully equipped repair and maintenance shops will be available for aircraft, boats, and automobiles.

Cost of living

Onboard cost of living is moderate by developed-country standards—extraordinarily so for the quality of life the ship offers. The modest costs of onboard labor and keen free-market competition are a factor, as well as a total absence of local taxes and duties. (Note that residents and entrepreneurs may still be liable for taxes from other taxing jurisdictions.)

The ship runs the utilities, supermarket, and bakery, to ensure availability and prices for basic essentials that are generally competitive with average US price levels.

Telecommunications

Freedom Ship's powerful telecommunications capabilities put the world at your fingertips. Residents can enjoy over 100 channels of worldwide satellite TV, as well as local programming from onshore countries.

Every residential and commercial unit is wired to the Internet and an extensive onboard database.

Your cell phone calls from onshore can be relayed to the ship and forwarded around the world. Your cell phone can also be used to pick up a host of useful information, such as stock quotes, weather, and news. Your cell phone will also contain a camera to instantly transmit photographs of your travels back to family and friends.

You enjoy all this telecommunications service at rates comparable to average US rates.

Commercial and Income Opportunities

Participate in the ship's extensive privately-owned-and-operated commercial community. Select your onboard site from a variety of commercial or combination commercial-residential units. Retailing and world trade predominate, but business opportunities abound in such areas as light-manufacturing, assembly, health care, media, education, hospitality, physical fitness, touring, arts and crafts, entertainment, counseling, consulting, and many others.

A number of the ship's enterprises will offer job opportunities to residents who wish to work full- or part-time

Environmental Considerations

Freedom Ship is an environmental showcase. Its electrical incineration toilets eliminate sewage and sewage spills. Glass, plastic metal, and paper, materials are recycled. High-grade electrostatic air filters in every condominium and hallway eliminates airborne bacteria, viruses, dust, and pollen, making the ship clean and healthful, and a haven for anyone with allergy problems.

Governing Laws

As a sea-going commercial vessel, *Freedom Ship* flies the flag of a specific country, enjoys the protection of that country, and is subject to its laws and regulations. The *Freedom Ship* venture is not an attempt to create a new country. The ship will be run by the owning corporation and operate under the same rules and regulations as cruise ships

PURCHASE PRICES

Freedom Ship offers more than 50 models of residential, commercial, and combination units with prices ranging from $179,400 to $44,000,000. A 450-sq.-ft., single-room efficiency unit with cooking facilities can be purchased for $251,550; a 900-sq.-ft. mallway-view unit for $508,300; and a luxurious 1125-sq.-ft. waterfront unit for $947,375;

Monthly maintenance fees for the three units are $556, $869, and $1404, respectively. Owners pay no property tax. The ships maintenance fees are about the same as property taxes in some parts of the world.

CONSTRUCTION SCHEDULE

The ship's initial construction phase will require approximately 33 months. At the end of that phase, the ship will set sail with its infrastructure completed, most of its major recreational and entertainment entities in place, and the first 4 residential floors completed and occupied. The remaining floors will lack only internal finishing. Finishing out these floors can be done enroute; this will require about four months.

THE BUYING PROCESS

This flyer is for general informational purposes only and is not a formal sales offer for onboard property. The corporation will execute no purchase contracts until it has initiated construction. You can, however, select a unit prior to construction and reserve it.

HOW TO LEARN MORE

To further explore the unique *Freedom Ship* community, you can access the website listed below. You can also send for an extensive, full-color brochure and a Property Reservation Package via the website or by phoning, faxing, or writing the corporate office listed below. The $10 brochure (plus $5 for shipping and handling) and the website contain additional information on the ship's design and operation. They include price, size, and location data for onboard properties, and they further explain how you can reserve onboard space.

Freedom Ship International, Inc.

[redacted]

www. freedomship.com

Note: The amenities and characteristics of the actual ship may vary from those listed in this Flyer. We anticipate several changes as the design continues.

Service of Process

Freedom Ship International, Inc.
Incorporated in the state of Florida
Date of incorporation – Sept. 8, 1999
Document number – 899A00045636

The physical location of the Freedom Ship office is:

Freedom Ship International, Inc.
1802 E. Busch Boulevard
Tampa, Florida 33612
USA

The Registered agent for Freedom Ship is:

Norman Nixon

The mailing address for Freedom Ship is:

Freedom Ship International, Inc
P. O. Box 5020
Sarasota, Florida, 34239
USA

Telephone numbers at which Freedom Ship personnel can be reached:

Norman Nixon -	941-953-4567
Jan Freeman -	903-626-6027
	903-388-1905

E-Mail addresses where Freedom Ship personnel can be reached:

Norman Nixon -	Norman.Nixon@freedomship.com
Jan Freeman -	jan.freeman@freedomship.com
Paul Kidwell -	paul.kidwell@freedomship.com

The Freedom Ship Web Site where information may be obtained:

www.freedomship.com

113

Signatures

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Sarasota, State of Florida, on March 5, 2002.

Freedom Ship International, Inc.

By: Norman L. Nixon
Norman L. Nixon
Chief Executive Officer
President

Date: March 5, 2002

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: Norman L. Nixon
Norman L. Nixon
Chairman of the Board
Director

Date: March 5, 2002

By: Paul Kidwell
Paul Kidwell
Director

Date: March 5, 2002

By: John Fries
John Fries
Director

Date: 3/8/2002

114


FREEDOM
PIER 12
PIER 13
30
116
FREEDOM SHIP
City at Sea

FREEDOM


Voyage of the Freedom Ship
Circling the world every two years, the ship will stand offshore major cities about 70% of the time and spend the other 30% in transit.
The ship will stop offshore at most destinations shown.
Residents can depart from or return to the ship even while the ship is in transit between cities.
A schedule will be generated showing arrival date and length of stay at each location. Actual route may change as the destination study continues.
North Pacific Ocean
South Pacific Ocean
North Atlantic Ocean
South Atlantic Ocean
Indian Ocean
Vancouver Canada
Seattle
San Francisco
Los Angeles
November
Mexico
December
San Salvador
January
Miami
Havana
Charleston
May
New York
Boston
June
September
October
Venezuela
April
Colombia
Peru
February
Santiago Chile
Rio de Janeiro
January
Nigeria
Morocco
December
Egypt
Spain
Portugal
France
Belgium
Germany
Greece
Italy
Turkey
November
Israel
Arabian Peninsula
India
Malaysia
Singapore
Sumatra Indonesia
Jakarta
Darwin
April
Vietnam
Hong Kong
July
Shanghai
Taiwan
June
Manila
May
Korea
Tokyo
Osaka
Japan
August
September
Australia
Perth
February
March

FREEDOM SHIP WILL NOT BE CONSTRUCTED IN A DRY DOCK. IT WILL BE BUILT IN SECTIONS ON A SET OF RAILINGS RUN FROM THE SHORE INTO THE WATER.



BASE CELLS ARE ERECTED IN SECTIONS ON RAILINGS (12 CELLS PER SECTION)



THE BASE CELLS SLIDE DOWN THE RAILINGS INTO THE WATER.



NUMEROUS SECTIONS ARE BOLTED TOGETHER IN THE WATER.



FREEDOM SHIP

City at Sea

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PAGE 32

OM SHIP

CILITIES

URAS



FUTURE EXPATRIATE LIVING QUARTERS
EXPATRIATE LIVING QUARTERS
SECU
SALE OFFIC
OFFICE AND DESIGN COMPLEX
CAF
HATCHING INDICATES A GRAVEL BASED ROAD SYSTEM
CONS


BOAT RAMP
FERRY AND SMALL MATERIAL BOAT DOCKING

LOCATION IN


UNITED STATES
MEXICO
Gulf of Mexico
THE BAHAMAS
CUBA
DOMINICAN REPUBLIC
HAITI
BELIZE
HONDURAS
GUATEMALA
EL SALVADOR
NICARAGUA
Caribbean Sea
COSTA RICA
PANAMA
VENEZUELA
COLOMBIA
BELIZE
Gulf of Honduras
Puerto Cortés
GUATEMALA
San Pedro Sula
El Progreso
Santa Rita
Trinidad
Nuevo Arcadia
Copán
Santa Bárbara
San Luis
Santa Rosa de Copán
Gracias
Comayagua
La Esperanza
La Paz
EL SALVADOR
Nacaome
San Lorenzo
Golfo de Fonseca
PACIFIC OCEAN



URITY
ES
CE
ETERIA
UTILITIE
COMPLE
STO
BUI
MAINT.
BLDG.
FUTU
STOR
BUILD
FUTURE MANUFACTURING
FACILITIES
FACILITIES TO BE OCCUPIED BY
FREEDOM SHIP SUBCONTRACTORS
MANUFACTURING PRODUCTS FOR
THE SHIP AND EXPORT AROUND THE WORLD.
CONSTRUCTION RAILS
FUTURE
TRUCTION RAILS


FUTURE
CONSTRUCTION
BAY OF TRUJILLO

FORMATION


86° W
84° W
Isla de Guanaja
Islas de la Bahía
Caribbean Sea
Trujillo
La Ceiba
Sierra de la Esperanza
San Esteban
Dulce Nombre de Culmí
Mosquito Coast
Puerto Lempira
Juticalpa
El Paraíso
NICARAGUA
Honduras
Caribbean Sea
N
Puerto
Castilla
Naval Base
Honduran Port Authority
SITE
Bay of Trujillo
City of Trujillo
Trujillo


RAILS

NOTE:
SITE PLA
PRELIMIN
BE MODI
TO IMPL


S
X
RAGE
LDING
RE
AGE
ING
N


FREEDOM SHIP

THEN THE 25 STORY STEEL SUPERSTRUCTURE IS BUILT ON TOP OF THE BASE CELLS

ASSEMBLY INFORMATION

AN SHOWN IS
IARY AND MAY
FIED PRIOR
EMENTATION.

PROPOSED FREED
CONSTRUCTION FA
TRUJILLO, HOND

DATE	3-30-01
SCALE	NOTED
DRAWN	PDK
JOB	
SHEET	

SITE

OF SHEETS